International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2011

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

DECEMBER 31, 2011

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2011     1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the six months ended		Full Year
	December 31, 2011	December 31, 2010	June 30, 2011
Lending (Discussed in Section III)
Commitments[a]	$5,464	$11,075	$26,737
Gross disbursements[b]	12,841	15,925	21,879
Net disbursements[b]	5,427	10,916	7,994
Reported Basis
Income Statement (Discussed in Section II)
Operating income[c]	$336	$653	$1,023
Board of Governors-Approved Transfers	(595)	(438)	(513)
Net (loss) income	(1,125)	657	930
Balance Sheet (Discussed in Section III)
Total assets	$337,679	$297,396	$314,211
Unrestricted cash and investments, net	41,694	31,575	30,684
Net loans outstanding	132,633	131,249	130,470
Borrowing portfolio[d]	138,219	125,080	122,501
Total equity	38,228	37,834	39,683
Performance Ratios (Discussed in Section IV)
Return on equity
Based on operating income	1.73	3.56	2.77
Based on net (loss) income	(5.66)	3.50	2.44
Equity-to-loans ratio[e]	27.87	27.32	28.59
Fair Value Basis
Income Statement (Discussed in Section II)
Net (loss) income[f]	$(3,106)	$1,046	$1,704
Net (loss) income excluding Board of Governors-Approved Transfers	(2,511)	1,484	2,217
Balance Sheet (Discussed in Section III)
Total assets	$335,213	$297,129	$313,188
Unrestricted cash and investments, net	41,694	31,575	30,684
Net loans outstanding	130,167	130,982	129,447
Borrowing portfolio[d]	138,214	125,061	122,482
Total equity	35,767	37,586	38,679
Performance Ratios (Discussed in Section IV)
Return on equity[g]	(13.30)	7.82	5.87
Equity-to-loans ratio[e]	26.56	28.14	28.99

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC) and capitalized loan origination fees.
c.	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.	Net of derivatives.
e.	Ratios are computed using usable equity and excludes the respective period’s operating income. (Full year June 30, 2011 amount includes proposed transfer to the General Reserve from FY 2011 net income).
f.	Fair value net income on a comprehensive basis comprises net income on a reported basis, additional fair value adjustment on the loan portfolio, and changes in Accumulated Other Comprehensive Income (AOCI).
g.	Ratios exclude Board of Governors-Approved Transfers.

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2011

I.	Introduction

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2011 (FY 2011). IBRD undertakes no obligation to update any forward-looking statements.

Box 1 presents IBRD’s lending summary and selected financial data on both the reported and fair value bases.

Basis of Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement. However, the loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). Management believes that the fair value financial statements, which include the loan portfolio at fair value, are a comprehensive representation of the financial standing of the institution. While fair value measures reflect short-term volatility based on the market environment, management monitors these indicators to assess the underlying trends in the market and the impact on IBRD’s risk management strategies.

When making decisions on income allocation and distribution, in addition to monitoring the trend in the fair value balance sheet, management also monitors the results from stress tests, and the equity-to-loans and long-term investment asset ratio (equity-to-loans ratio) as indicators of IBRD’s financial standing within an overall Strategic Capital Adequacy Framework (discussed further in Section IV).

Certain reclassifications of prior year’s information have been made to conform to the current year’s presentation. See Note A—Summary of Significant Accounting and Related Policies in the Notes to the Condensed Quarterly Financial Statements.

II.	Fair Value Basis Results

Operating Income

The primary drivers of IBRD’s reported operating income are interest earned (net of funding cost) on the loan and investment portfolios, equity duration extension strategy, administrative expenses, and the provision for losses on loans and other exposures.

Operating income was $336 million for the first six months of the fiscal year ended June 30, 2012 (FY 2012), compared to $653 million in the same period in FY 2011. The decrease of $317 million in operating income is explained by the following factors:

Long-Term Income Portfolio (LTIP) income: The $175 million decrease in income from LTIP was primarily due to unrealized mark-to-market losses from the equity portfolio, consistent with the lower returns from the equity markets as compared to the same period in FY 2011.

Provision for losses on loans and other exposures: For the first six months of FY 2012, there was an $85 million increase in the provision for losses on loans and other exposures primarily due to the decline in the credit quality of the accrual portfolio. In contrast, during the same period in FY 2011, there was an $85 million decrease in the provision for losses on loans and other exposures due to the improvement in the credit quality of the accrual portfolio.

Table 1: Condensed Fair Value Statement of Income

In millions of U.S. dollars

For the six months ended December 31	2011	2010	Variance
Interest income, net of funding cost
Interest margin on debt-funded loans	$362	$241	$121
Equity-funded loans	86	109	(23)
Equity duration extension strategy	563	560	3
Investments	(4)	42	(46)

Net Interest Income	1,007	$952	$55

Provision for losses on loans and other exposures[a] - (increase) decrease	(85)	85	(170)
LTIP (loss) income	(42)	133	(175)
Net non-interest expense and other income	(544)	(517)	(27)

Reported Basis Operating Income	$336	$653	$(317)

Board of Governors-Approved Transfers	(595)	(438)	(157)
Fair value adjustments on non-trading portfolios, net	(866)	442	(1,308)

Reported Basis Net (Loss) Income	$(1,125)	$657	$(1,782)

Fair value adjustment on loans, net	(1,530)	(80)	(1,450)
Changes in accumulated other comprehensive income (loss)	(451)	469	(920)

Fair Value Net (Loss) Income	$(3,106)	$1,046	$(4,152)

a.	Other exposures include: deferred drawdown option, irrevocable commitments, exposures to member countries’ derivatives and guarantees.

Equity-funded loans/Equity duration extension strategy: The shift by IBRD’s borrowers to variable rate loans in recent years has resulted in earnings on IBRD’s equity becoming highly sensitive to fluctuations in short-term interest rates. In order to reduce this sensitivity, in FY 2008, IBRD increased the duration of its equity from six months to approximately four years by entering into interest rate swaps with a 10-year ladder re-pricing profile. Under this strategy, despite operating in a

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2011     3

lower short-term interest rate environment, IBRD has been able to offset the decline in interest income from equity-funded loans (where IBRD is primarily a variable interest rate receiver) by the interest income from these swaps (where IBRD is a variable interest rate payer and a fixed interest rate receiver).

Investment income, net of funding costs: Investment income decreased from negative $4 million during the first six months of FY 2012 compared to a positive $42 million during the same period in FY 2011. This was primarily due to the higher unrealized mark-to-market losses incurred during the first six months of FY 2012 as a result of the widening of credit spreads during the period.

These were partially offset by:

Interest margin on debt-funded loans: The $121 million increase in the interest margin primarily reflects higher spreads from the increased proportion of loans carrying the new contractual spreads approved in FY 2010.

Fair Value Net Income

Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio, and changes in AOCI, which are related to currency translation adjustments and changes in the value of the pension plans. Table 7 provides a reconciliation from the condensed statement of income on a reported basis to fair value income on a comprehensive basis.

The primary drivers of IBRD’s fair value adjustments are the movements of the yield curves, the impact of IBRD’s own credit, and the credit quality of IBRD’s loan portfolio as measured by Credit Default Swap (CDS) spreads.

The net loss on a comprehensive fair value basis was $3,106 million for the first six months of FY 2012, compared to net income of $1,046 million for the same period in FY 2011. This decrease of $4,152 million in fair value net income is explained by the following factors:

Board of Governors-Approved Transfers: During the first six months of FY 2012, the Board of Governors approved a transfer of $520 million from IBRD’s FY 2011 net income to the International Development Association (IDA). This was IBRD’s first installment of its commitment under the Sixteenth Replenishment of IDA’s resources. During the same period in FY 2011, $383 million was transferred to IDA representing IBRD’s third and final transfer to IDA under the Fifteenth Replenishment of IDA’s resources.

In addition, during the first six months of FY 2012, the Board of Governors approved a transfer of $75 million from Surplus to the Trust Fund for South Sudan. During the same period in FY 2011, the Board of Governors approved a transfer of $55 million from Surplus to the Trust Fund for Gaza and the West Bank.

Fair Value Adjustment on Non-Trading Portfolios, net: For the first six months of FY 2012, IBRD experienced net unrealized losses of $866 million, compared with net unrealized gains of $442 million in the same period in FY 2011 (see Table 2). The key factors contributing to these unrealized losses/gains are as follows:

During the first six months of FY 2012, IBRD experienced net unrealized losses on the borrowing portfolio (including loan-related derivatives). The unrealized losses were primarily attributable to the loan-related derivatives. IBRD is a fixed interest rate payer on the loan-related derivatives. These losses were offset by net unrealized gains on the derivatives held in the asset-liability management portfolio. IBRD is a fixed interest rate receiver on the derivatives held in the asset-liability management portfolio. The unrealized losses and gains from these portfolios were due to the significant decline in interest rates across all major yield curves during the period.

Table 2: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

For the six months ended December 31,	2011	2010
Borrowing Portfolio (including loan-related derivatives)	$(2,110)	$784
Derivatives held in the asset-liability management portfolio	1,247	(346)
Derivatives held in the client operations portfolio	(2)	(1)
A loan with an embedded derivative	(1)	5

Net unrealized (losses) / gains	$(866)	$442

During the first six months of FY 2011, IBRD experienced net unrealized gains of $442 million primarily due to the steepening of the major yield curves during the period. See Table 2 for details.

For the first six months of FY 2012 and FY 2011, IBRD’s credit spreads relative to the London Interbank Offered Rate (LIBOR) remained largely unchanged.

Fair Value Adjustment on Loans: For the first six months of FY 2012, the fair value adjustment on loans was negative $1,530 million compared to a negative $80 million in the same period in FY 2011 (see Table 1). This adjustment reflects changes in both interest rates and credit risk. The negative fair value adjustment for the first six months of FY 2012 was primarily driven by unrealized credit losses due to the widening of CDS spreads, partially offset by unrealized gains from the lower interest rates. In contrast, during the same period in FY 2011, the negative fair value adjustment was primarily driven by the steepening of the yield curves of all major currencies, partially offset by the unrealized gains from the tightening of CDS spreads.

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2011

Changes to Accumulated Other Comprehensive Income: The changes to AOCI for the first six months of FY 2012 resulted in a decrease of $451 million, which primarily relates to the net negative currency translation adjustments resulting from the 11% depreciation of the euro against the U.S. dollar (see Table 1). In contrast, during the same period in FY 2011, the change to AOCI resulted in a increase of $469 million, primarily related to the net positive currency translation adjustments resulting from the 9% appreciation of the euro against the U.S. dollar.

III.	Fair Value Basis Balance Sheet

The Condensed Fair Value Balance Sheet in Table 3 presents IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Table 6 provides a reconciliation from the reported basis balance sheet to the fair value basis balance sheet.

Table 3: Fair Value Condensed Balance Sheet

In millions of U.S. dollars

As of	December 31, 2011	June 30, 2011	Variance
Investments and due from banks	$45,733	$35,107	$10,626
Net loans outstanding	130,167	129,447	720
Receivable from derivatives	155,540	144,711	10,829
Other assets	3,773	3,923	(150)

Total Assets	$335,213	$313,188	$22,025

Borrowings	150,653	135,223	15,430
Payable for derivatives	139,722	130,429	9,293
Other liabilities	9,071	8,857	214
Equity	35,767	38,679	(2,912)

Total Liabilities and Equity	$335,213	$313,188	$22,025

Lending Activities

IBRD’s principal assets are its loans to borrowing member countries.

•	Since July 1, 2008 (FY 2009), in response to the global financial crisis, IBRD’s cumulative commitments totaled $109 billion.

•

For the first six months of FY 2012, loan commitments decreased by $5.6 billion compared to the same period in FY 2011. Despite the decrease in commitments during this period, demand for IBRD’s loan products still remains strong and substantially above pre-FY 2009 levels.

•

As of December 31, 2011, on a fair value basis, IBRD’s loan portfolio totaled $130.2 billion, an increase of $0.72 billion from June 30, 2011. This was primarily due to net positive disbursements of $5.4 billion, which were partially offset by net negative currency translation adjustments of $3 billion, primarily due to the depreciation of the euro against the U.S. dollar, and a net negative fair value adjustment of $1.5 billion. The net negative fair value adjustment was mainly due to unrealized credit losses resulting from the widening of CDS spreads at December 31, 2011, partially offset by unrealized gains due to lower interest rates.

Investment Activities

IBRD manages its investments in two portfolios: a liquid asset portfolio and a Long-Term Income Portfolio (LTIP).

•

Liquid asset portfolio: This portfolio is comprised of three sub portfolios: stable, operational, and discretionary. The discretionary portfolio was re-activated on November 30, 2011. The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments. Funds are managed using conservative guidelines. As of December 31, 2011, the liquid asset portfolio had a fair value of $39.4 billion, an increase of $11 billion compared to June 30, 2011, primarily reflecting management’s decision to bolster liquidity during the second quarter of FY 2012. Of the $11 billion increase in liquidity, $5 billion is being held in the discretionary portfolio.

•

LTIP: The objective of this portfolio is to increase IBRD’s income over the long-term by investing part of its equity in a diversified portfolio of risk assets, including listed equity securities. As of December 31, 2011, the market value of LTIP was $1.3 billion, a decrease of $49 million as compared to June 30, 2011. This decrease primarily reflects unrealized mark-to-market losses on the equity portfolio incurred during the first six months of FY 2012. Since its inception in November 2008, the market value of LTIP has increased by $299 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2011 5

Funding Activities

IBRD’s lending and investment activities, as well as general operations, are funded by proceeds from debt issuances and equity.

•

Borrowings: To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During the first six months of FY 2012, IBRD raised medium- and long-term debt of $21.3 billion in 17 different currencies, an increase of $7 billion over the same period during FY 2011, reflecting the decision to take advantage of favorable market conditions and to bolster IBRD’s liquidity levels.

At December 31, 2011, the borrowing portfolio totaled $138.2 billion, an increase of $16 billion, as compared to June 30, 2011 (see Note E—Borrowings in the Notes to the Condensed Quarterly Financial Statements). This was primarily due to net new issuances of $15.7 billion and unrealized mark-to-market losses of $2.1 billion primarily resulting from the significant declines in interest rates across all major yield curves. These were partially offset by negative currency translation adjustments of $2.5 billion, consistent with the depreciation of the euro against the U.S. dollar.

•

Equity: IBRD’s equity is primarily comprised of paid-in capital and retained earnings. As part of the capital increases authorized by the Board of Governors in FY 2011, $412 million has been paid in as of December 31, 2011. As a result of the capital increases, subscribed capital is expected to increase by $86.2 billion over the next five years, of which $5.1 billion is expected to be paid-in.

IV.	Financial Risk Management

Risk-Bearing Capacity

IBRD uses its risk-bearing capacity as a key indicator for financial risk management. The Executive Directors monitor IBRD’s risk-bearing capacity based on a variety of metrics, including a framework of stress testing and the equity-to-loans ratio.

IBRD’s equity-to-loans ratios on both the reported and fair value bases at December 31, 2011 were lower compared to those as of June 30, 2011 (see Table 4). The reported basis ratio declined from June 30, 2011, primarily due to the increase in exposure to borrowing member countries. The fair value basis ratio declined from June 30, 2011, primarily due to the unrealized mark-to-market losses experienced by the borrowing and loan portfolios.

IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its loan portfolio. As a result, while the depreciation of the euro and appreciation of the Japanese yen against the U.S. dollar during the first six months of FY 2012 impacted the individual portfolios, there was no material impact on the equity-to-loans ratio.

One element of equity is usable capital. In addition to the increase in usable capital as a result of subscriptions to the capital increases, IBRD continues to work with members to reach agreements on the release of the portion of their paid-in capital which is currently restricted as to its usage. Since October 2009, 20 members have agreed to release $1.4 billion of paid-in capital, of which $0.8 billion is currently usable.

Table 4: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

As of	December 31, 2011	June 30, 2011	December 31, 2010
Reported Basis
Equity-to-loans ratio[a]	27.87%	28.59%	27.32%
Equity used in equity-to-loans ratio[b]	$38,234	$38,689	$36,953
Loans outstanding, LTIP assets and other exposures	$137,194	$135,310	$135,251
Fair Value Basis
Equity-to-loans ratio[a]	26.56%	28.99%	28.14%
Equity used in equity-to-loans ratio[c]	$36,191	$38,925	$37,980
Loans outstanding, LTIP assets and other exposures	$136,238	$134,291	$134,983

a.	Ratios are computed using usable equity and exclude the respective period’s operating income. (Full year June 30, 2011 amount includes proposed transfer to the General Reserve from FY 2011 net income).
b.	The equity used in the equity-to-loans ratio is referred to as usable equity and is comprised of paid-in-capital (adjusted for the restricted elements and net maintenance of value), Special Reserve, General Reserve, cumulative translation adjustment, the underfunded status of IBRD’s pension plans and the cumulative LTIP reserve.
c.	In addition to usable equity, the fair value equity-to-loans ratio reflects the effects of the fair value adjustment on non-trading portfolios and the loan portfolio.

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2011

Income Allocation

It is management’s practice to recommend each year, the allocation of net income to augment reserves, thereby increasing IBRD’s risk-bearing capacity and supporting developmental activities.

During the first six months of FY 2012, the Board of Governors approved transfers totaling $595 million from IBRD’s FY 2011 net income and from Surplus, an increase of $157 million over the same period in FY 2011 (see Section II). For more details relating to the allocation out of the net income earned in FY 2011 and transfers from Surplus that have been recommended by the Executive Directors and approved by the Board of Governors during FY 2012, refer to Note G—Retained Earnings, Allocations and Transfers, in the Notes to the Condensed Quarterly Financial Statements.

Commercial Credit Risk

The effective management of credit risk is vital to the success of IBRD’s funding, investment, and asset-liability management activities. The monitoring and managing of these risks is a continuous process due to changing market conditions. IBRD’s commercial credit risk is concentrated in investments, which comprise debt instruments issued by sovereign governments, agencies, corporate entities and banks. See Table 5 below.

Table 5: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of December 31, 2011
	Investments		Net Swap Exposure	Total Exposure on Investments and Swaps
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits			% of Total
AAA	$11,605	$6,071	$18	$17,694	43%
AA	7,086	8,998	588	16,672	40
A	25	6,651	457	7,133	17
BBB	—	3	—	3	*
BB or lower	—	10	—	10	*

Total	$18,716	$21,733	$1,063	$41,512	100%

	As of June 30, 2011
	Investments		Net Swap Exposure	Total Exposure on Investments and Swaps
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits			% of Total
AAA	$4,379	$6,698	$—	$11,077	34%
AA	4,671	11,814	989	17,474	54
A	488	3,313	190	3,991	12
BBB	—	4	—	4	*
BB or lower	—	11	—	11	*

Total	$9,538	$21,840	$1,179	$32,557	100%

a.	Excludes (a) externally managed portfolios including LTIP equities and Post-Employment Benefits Plan and (b) swap exposures executed with borrowing member countries, International Finance Facility for Immunisation (IFFIm) and IDA.
*	Indicates amounts less than 0.5%.

The increase in commercial credit exposure during the first six months of FY 2012 reflects management’s decision to bolster IBRD’s liquidity levels. Of the total commercial credit exposure, net of collateral held, $7.1 billion (17%) relates to countries in the Euro Zone, of which $5.5 billion (77%) is rated AA or above, none were rated below A.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. For the contractual values, notional amounts and related credit risk exposure amounts by type of derivative instrument see Note F—Derivative Instruments, in the Notes to the Condensed Quarterly Financial Statements.

V. Senior Management Changes

On August 15, 2011, Ngozi Okonjo-Iweala retired as Managing Director of IBRD.

On September 19, 2011, Caroline Anstey was appointed as Managing Director of IBRD.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2011     7

VI. Reconciliation of Reported Basis to Fair Value Basis Financial Statements

Table 6: Condensed Balance Sheet

In millions of U.S. dollars

	December 31, 2011			June 30, 2011
As of	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$4,360		$4,360	$2,462		$2,462
Investments	41,373		41,373	32,645		32,645
Receivable from derivatives	155,540		155,540	144,711		144,711
Net loans outstanding	132,633	$(2,466)	130,167	130,470	$(1,023)	129,447
Other assets	3,773		3,773	3,923		3,923

Total assets	$337,679	$(2,466)	$335,213	$314,211	$(1,023)	$313,188

Borrowings	$150,658	$(5)[a]	$150,653	$135,242	$(19)[a]	$135,223
Payable for derivatives	139,722		139,722	130,429		130,429
Other liabilities	9,071		9,071	8,857		8,857

Total liabilities	299,451	(5)	299,446	274,528	(19)	274,509
Paid in capital	11,904		11,904	11,720		11,720
Retained earnings and other equity	26,324	(2,461)	23,863	27,963	(1,004)	26,959

Total equity	38,228	(2,461)	35,767	39,683	(1,004)	38,679

Total liabilities and equity	$337,679	$(2,466)	$335,213	$314,211	$(1,023)	$313,188

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 7: Condensed Statement of Income

In millions of U.S. dollars

	2011			2010
For the six months ended December 31,	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]
Income from loans	$1,267		$1,267	$1,212		$1,212
Income from investments, net[b]	(12)		(12)	219		219
Equity duration extension swaps, net	563		563	560		560
Other income	199		199	163		163

Total income	$2,017		$2,017	$2,154		$2,154

Borrowing expenses	$796		$796	$849		$849
Administrative expenses including contributions to special programs	800		800	737		737
Provision for losses on loans and other exposures – increase (decrease)	85	$(85)	—	(85)	$85	—

Total expenses	$1,681	$(85)	$1,596	$1,501	$85	$1,586

Operating income	$336	$85	421	$653	$(85)	$568
Board of Governors-Approved Transfers	(595)	—	(595)	(438)	—	(438)
Fair value adjustment on non-trading portfolios, net[c]	(866)	—	(866)	442	—	442
Fair value adjustment on loans[d]	—	(1,615)	(1,615)	—	5	5
Changes to other comprehensive income	—	(451)	(451)	—	469	469

Net (Loss) Income	$(1,125)	$(1,981)	$(3,106)	$657	$389	$1,046

a.	Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which under the reported basis are not carried at fair value.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2011

This page left intentionally blank

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2011     9

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

CONDENSED QUARTERLY FINANCIAL STATEMENTS

DECEMBER 31, 2011

(UNAUDITED)

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2011 (Unaudited)	June 30, 2011 (Unaudited)
Assets
Due from banks—Note C
Unrestricted currencies	$4,198	$2,312
Currencies subject to restrictions	162	150

	4,360	2,462

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $124 million—December 31, 2011; $151 million—June 30, 2011)—Note C	41,372	32,598
Securities purchased under resale agreements—Note C	1	47
Derivative assets—Notes C, F and I
Investments	15,278	12,423
Client operations	31,671	31,978
Borrowings	104,158	97,199
Other assets/liabilities	4,433	3,111

	155,540	144,711

Loans outstanding—Notes D and I
Total loans	190,170	196,894
Less undisbursed balance	55,503	64,435

Loans outstanding (including a loan at fair value of $131 million—December 31, 2011; $139 million—June 30, 2011)	134,667	132,459
Less:
Accumulated provision for losses on loans	1,602	1,549
Deferred loan income	432	440

Net loans outstanding	132,633	130,470
Other assets—Notes A, C and I	3,773	3,923

Total assets	$337,679	$314,211

Liabilities
Borrowings—Note E	$150,658	$135,242
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	3,624	2,184
Derivative liabilities—Notes C, F and I
Investments	15,535	13,275
Client operations	31,660	31,964
Borrowings	91,719	84,458
Other assets/liabilities	808	732

	139,722	130,429

Other liabilities—Notes A, C, D and I	5,447	6,673

Total liabilities	299,451	274,528

Equity
Capital stock—Note B
Authorized (2,307,600 shares—December 31, 2011 and June 30, 2011)
Subscribed (1,631,374 shares—December 31, 2011; 1,605,930—June 30, 2011)	196,801	193,732
Less uncalled portion of subscriptions	184,897	182,012

Paid-in capital	11,904	11,720
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(904)	(1,137)
Receivable amounts to maintain value of currency holdings	(35)	(52)
Deferred amounts to maintain value of currency holdings	609	848
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	28,598	29,723
Accumulated other comprehensive loss—Note J	(1,944)	(1,419)

Total equity	38,228	39,683

Total liabilities and equity	$337,679	$314,211

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

10    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2011	2010	2011	2010
Income
Loans—Note D	$637	$617	$1,267	$1,212
Investments-Trading, net—Note C	71	50	(12)	219
Equity duration extension swaps, net—Note F	277	282	563	560
Other—Notes A and I	118	96	199	163

Total income	1,103	1,045	2,017	2,154

Expenses
Borrowings, net	405	421	796	849
Administrative—Notes A, H and I	383	375	720	726
Contributions to special programs	65	8	80	11
Provision for losses on loans and other exposures—increase (decrease)—Note D	82	(112)	85	(85)

Total expenses	935	692	1,681	1,501

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	168	353	336	653
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and K	(212)	590	(866)	442
Board of Governors-approved transfers—Note G	—	(383)	(595)	(438)

Net (loss) income	$(44)	$560	$(1,125)	$657

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011    11

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2011	2010	2011	2010
Net (loss) income	$(44)	$560	$(1,125)	$657
Other comprehensive (loss) income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	(4)	2	(8)
Amortization of unrecognized net actuarial gains	20	42	39	83
Amortization of unrecognized prior service credit	2	2	4	4
Currency translation adjustment	(231)	(98)	(570)	403

Total other comprehensive (loss) income	(208)	(58)	(525)	482

Comprehensive (loss) income	$(252)	$502	$(1,650)	$1,139

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2011	2010
Retained earnings at beginning of the fiscal year	$29,723	$28,793
Net (loss) income for the period	(1,125)	657

Retained earnings at end of the period	$28,598	$29,450

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

12    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2011	2010
Cash flows from investing activities
Loans
Disbursements	$(12,813)	$(15,892)
Principal repayments	4,682	5,002
Principal prepayments	2,732	7
Loan origination fees received	13	19
Other investing activities, net	(65)	(255)

Net cash used in investing activities	(5,451)	(11,119)

Cash flows from financing activities
Medium- and long-term borrowings
New issues	25,764	15,629
Retirements	(10,533)	(8,660)
Net short-term borrowings	275	(2,018)
Net derivatives—borrowings	293	174
Capital subscriptions	184	—
Net capital transactions	138	110

Net cash provided by financing activities	16,121	5,235

Cash flows from operating activities
Net (loss) income	(1,125)	657
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Fair value adjustment on non-trading portfolios, net	866	(442)
Depreciation and amortization	421	423
Provision for losses on loans and other exposures—increase (decrease)	85	(85)
Changes in:
Investments—Trading, net	(9,184)	4,818
Other assets and liabilities	155	163

Net cash (used in) provided by operating activities	(8,782)	5,534

Effect of exchange rate changes on unrestricted cash	(2)	16

Net increase (decrease) in unrestricted cash	1,886	(334)
Unrestricted cash at beginning of the fiscal year	2,312	1,581

Unrestricted cash at end of the period	$4,198	$1,247

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(3,221)	$2,203
Investment portfolio	(61)	214
Borrowing portfolio	(2,505)	1,753
Capitalized loan origination fees included in total loans	28	33
Interest paid on Borrowing portfolio	181	165

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011     13

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2011 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2011 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In particular, effective July 1, 2011, as part of the move toward a more integrated reporting of IBRD’s trust fund activities and as permitted under U.S. GAAP, certain income and the related expenses pertaining to IBRD-executed trust funds are now presented on a gross basis; previously these amounts were presented on a net basis. For the three and six months ended December 31, 2010, the impact of this change was an increase in Other Income of $74 million, and $128 million, respectively, and corresponding increases in Administrative Expenses. In line with the change in reporting of trust funds related expenses, IBRD also changed the presentation of income and expenses jointly earned and incurred with the International Development Association (IDA), respectively. Previously, IBRD allocated IDA’s share of both income and expenses through Administrative Expenses on a net basis. Under the new presentation, IBRD now reflects IDA’s share of these amounts on a gross basis. For the three and six months ended

December 31, 2010, the impact of this change was a decrease in Other Income of $50 million, and $84 million, respectively, and corresponding decreases in Administrative Expenses. These changes in presentation had no effect on IBRD’s income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers, or Net income for the three and six months ended December 31, 2010.

In addition, IBRD now recognizes on its balance sheet all undisbursed contributions made by third party donors to IBRD-executed trust funds. The impact of this change in presentation on the June 30, 2011 balance sheet was an increase in Other Assets of $340 million and a corresponding increase in Other Liabilities, but no effect on IBRD’s Equity.

Accounting and Reporting Developments

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 became law. These Acts seek to reform the U.S. health care system and their various provisions will become effective over the next several years. While the Acts have no impact on IBRD as of December 31, 2011, IBRD continues to evaluate the potential future implications of these Acts.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law in the United States. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of December 31, 2011. IBRD continues to evaluate the potential future implications of the Act.

In April 2011, the FASB issued ASU 2011-02, Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU clarifies criteria to be considered in evaluating whether a restructuring of a receivable constitutes a troubled debt restructuring. For IBRD, this ASU was effective from the quarter ended September 30, 2011. As it is IBRD’s practice not to restructure its loans, this ASU had no impact on its financial statements.

In April 2011, the FASB issued ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The ASU changes the assessment of effective control by focusing on the transferor’s contractual rights and obligations and removing the criterion to assess its ability to exercise those rights

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

or honor those obligations. For IBRD, this ASU is effective for the first interim or annual period beginning on or after December 15, 2011. IBRD currently accounts for all transfers of securities as secured borrowings and is therefore not expected to be affected by this ASU.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. While many of the amendments relate to the harmonization of terminology and are not expected to significantly impact current practice, some of the amendments change the existing fair value measurement and disclosure requirements. For IBRD, this ASU is effective for interim and annual periods beginning after December 15, 2011. IBRD is currently evaluating the impact of this ASU on its financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires comprehensive income to be reported in either a single statement or in two consecutive statements. The ASU does not change what items are reported in other comprehensive income or existing requirements to reclassify items from other comprehensive income to net income. Subsequently, in December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred certain reclassification provisions in ASU 2011-05. For IBRD, the ASUs are effective for fiscal years beginning after December 15, 2011, and interim periods within those years. IBRD is currently evaluating the impact of the ASUs on its financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The ASU requires entities to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position, and instruments and transactions subject to an agreement similar to a master netting agreement. The new disclosure requirements will facilitate comparison between US. GAAP and IFRS. This ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. IBRD is currently evaluating the impact of this ASU on its financial statements.

NOTE B—CAPITAL STOCK

At December 31, 2011, IBRD’s capital stock comprised 2,307,600 authorized shares (2,307,600—June 30, 2011) of which 1,631,374 shares (1,605,930—June 30, 2011) were subscribed.

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the six months ended December 31, 2011 and for the fiscal year ended June 30, 2011:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2010	$189,943	$(178,451)	$11,492
General capital increase	3,438	(3,231)	207
Selective capital increase	351	(330)	21

As of June 30, 2011	$193,732	$(182,012)	$11,720
General capital increase	2,085	(1,960)	125
Selective capital increase	984	(925)	59

As of December 31, 2011	$196,801	$(184,897)	$11,904

NOTE C—INVESTMENTS

IBRD manages its investments in two portfolios: a liquid asset portfolio and a Long-Term Income Portfolio (LTIP). These portfolios are designated as trading portfolios.

The investment securities held by IBRD are carried and reported at fair value, or at face value which approximates fair value. As of December 31, 2011, the majority of the Investments-Trading is comprised of government and agency obligations and time deposits (50% and 40%, respectively), with almost all the instruments in the Investments-Trading being classified as Level 1 or Level 2 for the purposes of the fair value hierarchy classification.

A summary of IBRD’s Investments-Trading at December 31, 2011 and June 30, 2011, is as follows:

In millions of U.S. dollars

	Carrying Value
	December 31, 2011	June 30, 2011
Investments—Trading
Equity securities	$827	$833
Government and agency obligations	20,858	14,101
Time deposits	16,377	14,057
Asset-backed securities	3,310	3,607

Total	$41,372	$32,598

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)    15

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of December 31, 2011 and June 30, 2011:

In millions of U.S. dollars

	Carrying Value
	December 31, 2011	June 30, 2011
Investments—Trading	$41,372	$32,598
Securities purchased under resale agreements	1	47
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(3,624)	(2,184)
Derivative assets
Currency forward contracts	6,991	6,529
Currency swaps	8,159	5,823
Interest rate swaps	127	71
Other[a]	1	*

Total	15,278	12,423

Derivative liabilities
Currency forward contracts	(6,934)	(6,603)
Currency swaps	(8,310)	(6,469)
Interest rate swaps	(291)	(202)
Other[a]	—	(1)

Total	(15,535)	(13,275)

Cash held in investment portfolio[b]	3,832	1,952
Receivable from investment securities traded[c]	16	83
Payable for investment securities purchased[d]	(12)	(1,320)

Net Investment Portfolio	$41,328	$30,324

a.	These relate to Mortgage-Backed Securities To-Be-Announced (TBA securities).
b.	This amount is included in Unrestricted Currencies under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see note F—Derivative Instruments.

As of December 31, 2011, there were no short sales included in Other Liabilities on the Condensed Balance Sheet (Nil—June 30, 2011).

For the three and six months ended December 31, 2011, IBRD included $4 million of unrealized gains and $141 million of unrealized losses, respectively, in income (unrealized gains of $16 million and $105 million—three and six months ended December 31, 2010, respectively).

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and June 30, 2011:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$827	$—	$—	$827
Government and agency obligations	5,379	15,479	—	20,858
Time deposits	953	15,424	—	16,377
Asset-backed securities	—	3,303	7	3,310

Total Investments – Trading	7,159	34,206	7	41,372
Securities purchased under resale agreements	1	—	—	1
Derivative assets-Investments
Currency forward contracts	—	6,991	—	6,991
Currency swaps	—	8,159	—	8,159
Interest rate swaps	—	127	—	127
Other[a]	—	1	—	1

Total Derivative assets-Investments	—	15,278	—	15,278

Total	$7,160	$49,484	$7	$56,651

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]	$—	$123	$—	$123
Derivative liabilities-Investments
Currency forward contracts	—	6,934	—	6,934
Currency swaps	—	8,310	—	8,310
Interest rate swaps	—	291	—	291

Total Derivative liabilities-Investments	—	15,535	—	15,535

Total	$—	$15,658	$—	$15,658

a.	These relate to TBA securities.
b.	Excludes $3,501 million relating to payable for cash collateral received.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$833	$—	$—	$833
Government and agency obligations	1,671	12,430	—	14,101
Time deposits	2,601	11,456	—	14,057
Asset-backed securities	—	3,594	13	3,607

Total Investments – Trading	$5,105	$27,480	$13	$32,598

Securities purchased under resale agreements	14	33	—	47
Derivative assets-Investments
Currency forward contracts	—	6,529	—	6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

Total Derivative assets-Investments	—	12,423	—	12,423

Total Assets	$5,119	$39,936	$13	$45,068

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$246	$—	$246
Derivative liabilities-Investments
Currency forward contracts	—	6,603	—	6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

Total Derivative liabilities-Investments	—	13,275	—	13,275

Total Liabilities	$—	$13,521	$—	$13,521

a.	These relate to TBA securities.
b.	Excludes $1,938 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)    17

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the three and six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	Investments–Trading Asset-backed securities
	Three Months Ended December 31,		Six Months Ended December 31,
	2011	2010	2011	2010
Beginning of the fiscal year	$9	$15	$13	$18
Total realized/unrealized gains (losses) in:
Net income	*	1	*	2
Purchases	*	2	*	2
Sales/Settlements	(3)	(1)	(3)	(2)
Transfers in (out), net	1	—	(3)	(3)

End of the period	$7	$17	$7	$17

*	Indicates amount less than $0.5 million.

The following table provides information on the unrealized gains or losses included in income for the three and six months ended December 31, 2011 and December 31, 2010, relating to IBRD’s Level 3 Investments – Trading assets still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended December 31,				Six Months Ended December 31,
Unrealized (Losses) Gains	2011			2010	2011	2010
Condensed Statement of Income location
Investments – Trading, net	$	(*	)	$1	$(1)	$2

*	Indicates amount less than $0.5 million.

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	Investments–Trading Asset-backed securities
	Three Months Ended December 31,				Six Months Ended December 31,
	2011		2010		2011		2010
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Transfers into (out of)	$3	$(3)	$(2)	$2	$10	$(10)	$(9)	$9
Transfers (out of) into	(4)	4	2	(2)	(7)	7	12	(12)

	$(1)	$1	$—	$—	$3	$(3)	$3	$(3)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value.

Securities purchased under resale agreements and Securities sold under agreements to repurchase

These securities are reported at face value, which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is a party to a variety of financial transactions, certain of which involve elements of commercial credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral

18 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD as of December 31, 2011 and June 30, 2011:

In millions of U.S. dollars

	December 31, 2011	June 30, 2011
Collateral received
Cash	$3,501	$1,938
Securities	10,334	11,841

Total collateral received	$13,835	$13,779

Collateral permitted to be repledged	$13,835	$13,779
Amount of collateral repledged	—	—

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	December 31, 2011	June 30, 2011	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$124	$151	Included under Investments-Trading on the Condensed Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$123	$212	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

At December 31, 2011, there were no repurchase agreement trades that had not been settled at that date. At June 30, 2011, the liabilities relating to securities transferred under repurchase agreements included $59 million of repurchase agreement trades that had not been settled at that date. Of this amount, $44 million represented replacement trades entered into in anticipation of maturing trades.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2011, IBRD had received securities with a fair value of $1 million ($47 million—June 30, 2011). None of these securities had been transferred under repurchase or securities lending agreements as of that date ($33 million—June 30, 2011).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost (with the exception of one loan with an embedded derivative, which is reported at fair value).

Of the total loans outstanding as of December 31, 2011, 82% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)     19

and Pacific regions, combined. Based on IBRD’s internal quality indicators, the majority of loans outstanding are in the Medium risk and High risk classes.

As of December 31, 2011, only 0.3% of IBRD’s loans outstanding were in nonaccrual status and were all related to one borrower. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.2% of the total loans outstanding.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of IBRD’s loans as at December 31, 2011 and June 30, 2011:

In millions of U.S. dollars

	December 31, 2011
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,558	$14,558
Medium	—	—	—	—	—	—	70,248	70,248
High	10	—	—	—	—	10	49,257	49,267

Loans in accrual status[a]	10	—	—	—	—	10	134,063	134,073
Default - Loans in nonaccrual status[a]	—	—	—	13	415	428	35	463
Loan at fair value[b]	—	—	—	—	—	—	131	131

Total	$10	$—	$—	$13	$415	$438	$134,229	$134,667

In millions of U.S. dollars

	June 30, 2011
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,763	$14,763
Medium	—	—	—	—	—	—	68,737	68,737
High	6	—	—	—	—	6	48,348	48,354

Loans in accrual status[a]	6	—	—	—	—	6	131,848	131,854
Loans in nonaccrual status[a]	—	—	2	15	400	417	49	466
Loan at fair value[b]	—	—	—	—	—	—	139	139

Total	$6	$—	$2	$15	$400	$423	$132,036	$132,459

a.	At amortized cost
b.	For the loan at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the six months ended December 31, 2011, and for the fiscal year ended June 30, 2011, are summarized below:

In millions of U.S. dollars

	December 31, 2011			June 30, 2011
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,549	$29	$1,578	$1,553	$23	$1,576
Net increase (decrease) in provision	84	1	85	(50)	5	(45)
Translation adjustment	(31)	(1)	(32)	46	1	47

Accumulated provision, end of the period/fiscal year	$1,602	$29	$1,631	$1,549	$29	$1,578

Composed of accumulated provision for losses on:
Loans in accrual status	$1,370			$1,316
Loans in nonaccrual status	232			233

Total	$1,602			$1,549

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$134,073			$131,854
Loans at amortized cost in nonaccrual status	463			466
Loan at fair value in accrual status	131			139

Total	$134,667			$132,459

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative assets – Client operations	Provision for losses on loans and other exposures

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to or guaranteed by that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period.

Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

At December 31, 2011, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2011 and June 30, 2011, and for the three and six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	December 31, 2011	June 30, 2011
Recorded investment in nonaccrual loans[a]	$463	$466
Accumulated provision for loan losses on nonaccrual loans	232	233
Average recorded investment in nonaccrual loans for the period/fiscal year	465	463
Overdue amounts of nonaccrual loans of which:	730	701
Principal	428	417
Interest and charges	302	284

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED) 21

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2011	2010	2011	2010
Interest income not recognized as a result of loans being in nonaccrual status	$10	$9	$19	$18

During the three and six months ended December 31, 2011 and December 31, 2010, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Information relating to the sole borrowing member with loans or other exposures in nonaccrual status at December 31, 2011 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$463	$730	October 2000

Guarantees

Guarantees of $1,866 million were outstanding at December 31, 2011 ($1,969 million—June 30, 2011). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 2.5 and 20 years, and expire in decreasing amounts through 2029.

At December 31, 2011, liabilities of $55 million ($56 million—June 30, 2011), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $18 million ($18 million—June 30, 2011).

During the six months ended December 31, 2011, and December 31, 2010, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income during the three and six months ended December 31, 2011 and December 31, 2010 resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2011	2010	2011	2010
Interest waivers	$35	$40	$72	$80
Commitment charge waivers	7	11	15	23
Loan origination fee waivers	7	5	14	9

Total	$49	$56	$101	$112

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on determination of the contribution to the net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the six months ended December 31, 2011, loans to one country generated in excess of 10 percent of total loan income; this amounted to $128 million.

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the six months ended December 31, 2011, and December 31, 2010, is presented in the following table:

In millions of U.S. dollars

	December 31, 2011		December 31, 2010
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,427	$5	$1,175	$4
East Asia and Pacific	27,479	236	26,371	257
Europe and Central Asia	37,503	348	35,378	270
Latin America and the Caribbean	45,373	524	48,575	537
Middle East and North Africa	9,705	98	8,814	83
South Asia	13,134	55	12,868	60
Other[a]	46	1	50	1

Total	$134,667	$1,267	$133,231	$1,212

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan for the three and six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	Three Months Ended December 31,			Six Months Ended December 31,
	2011		2010	2011	2010
Beginning of the fiscal year	$120		$119	$139	$109
Total unrealized gains (losses) in:
Net income	11		2	2	9
Other comprehensive income	(*	)	3	(10)	6

End of the period	$131		$124	$131	$124

*	Indicates amount less than $0.5 million.

The following table reflects the fair value adjustment (unrealized gains or losses) on the Level 3 loan included in income for the three and six months ended December 31, 2011 and December 31, 2010, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2011	2010	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$10	$1	$(1)	$5

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of December 31, 2011 and June 30, 2011:

In millions of U.S. dollars

	December 31, 2011		June 30, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$132,633	$130,167	$130,470	$129,447

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of December 31, 2011 and June 30, 2011, the carrying value includes one loan with an embedded derivative, which is reported at fair value. The fair value is estimated on a matrix basis against the related bond. All other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As at December 31, 2011, the majority of the instruments in the portfolio were classified as Level 2, for the purposes of the fair value hierarchy classification.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)    23

The following table summarizes IBRD’s borrowings portfolio after derivatives as of December 31, 2011 and June 30, 2011:

In millions of U.S. dollars

	December 31, 2011	June 30, 2011
Borrowings	$150,658	$135,242
Currency swaps, net	(9,759)	(9,858)
Interest rate swaps, net	(2,680)	(2,883)

	$138,219	$122,501

IBRD uses derivative contracts to modify the interest rate and/or currency characteristics of the instruments in the borrowing portfolio. For details regarding Currency swaps and Interest rate swaps, see Note F—Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of December 31, 2011 and June 30, 2011 is as follows:

In millions of U.S. dollars

	December 31, 2011	June 30, 2011
Level 1	$—	$—
Level 2	138,372	122,826
Level 3	12,286	12,416

	$150,658	$135,242

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and six months ended December 31, 2011 and December 31, 2010 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2011	2010	2011	2010
Beginning of the period	$12,429	$12,704	$12,416	$12,087
Total realized/ unrealized losses (gains) in:
Net income	178	(534)	482	(419)
Other comprehensive income	(102)	223	281	958
Issuances	19	99	20	210
Settlements	(206)	(116)	(836)	(454)
Transfers out, net	(32)	(76)	(77)	(82)

End of the period	$12,286	$12,300	$12,286	$12,300

Information on the unrealized gains or losses included in income for the three and six months ended December 31, 2011 and December 31, 2010, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2011	2010	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(159)	$535	$(447)	$426

The following table provides information on the unrealized gains or losses included in income for the three and six months ended December 31, 2011 and December 31, 2010, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2011	2010	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(325)	$2,934	$(3,951)	$1,690

During the three and six months ended December 31, 2011, IBRD’s credit spreads relative to the London Interbank Offered Rate (LIBOR) remained largely unchanged.

During the three months ended December 31, 2010, IBRD experienced deterioration in its credit spreads resulting in a $203 million decrease in the fair value of the debt issued and outstanding as of December 31, 2010. This was in contrast to the $223 million increase in three months ended September 30, 2010 when IBRD experienced improvements in its credit spreads, resulting in a net $20 million increase in the fair value of the debt issued and outstanding for the six months ended December 31, 2010. These amounts were determined using observable changes in IBRD’s credit spreads.

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	Three Months Ended December 31, 2011		Six Months Ended December 31, 2011
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$32	$(32)	$77	$(77)

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

In millions of U.S. dollars

	Three Months Ended December 31, 2010		Six Months Ended December 31, 2010
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$76	$(76)	$82	$(82)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2011	$150,658	$155,728	$(5,070)
June 30, 2011	$135,242	$144,323	$(9,081)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards, options and futures contracts	Manage currency and interest rate risks in the portfolio

Borrowings	Currency swaps, interest rate swaps, structured swaps	Manage repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD engages in an equity duration extension strategy which employs interest rate swaps to increase the duration of its equity from approximately six months to approximately four years. This strategy seeks to increase the stability of operating income by taking a greater exposure to long-term interest rates.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2011 is $337 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on December 31, 2011, the amount of collateral required to be posted by IBRD would have been $74 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)    25

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of December 31, 2011 and June 30, 2011:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Derivative assets					Derivative liabilities
	Condensed Balance Sheet location	December 31, 2011		June 30, 2011		Condensed Balance Sheet location	December 31, 2011	June 30, 2011
Derivatives not designated as hedging instruments
Options and Futures contracts– Investments	Other assets	$	*	$	*	Other liabilities	$—	$—
Interest rate swaps	Derivative assets		11,587		7,635	Derivative liabilities	5,697	2,708
Currency swaps[a]	Derivative assets		143,952		137,076	Derivative liabilities	134,025	127,720
Other[b]	Derivative assets		1		*	Derivative liabilities	—	1

Total Derivatives			$155,540		$144,711		$139,722	$130,429

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	December 31, 2011	June 30, 2011
Investments
Interest rate swaps
Notional principal	$6,690	$6,889
Credit exposure	127	71
Currency swaps (including currency forward contracts)
Credit exposure	322	23
Exchange traded Options and Futures contracts[a]
Notional long position	697	638
Notional short position	23	88
Other derivatives[b]
Notional long position	103	169
Notional short position	—	4
Credit exposure	1	*

Client operations
Interest rate swaps
Notional principal	19,576	23,406
Credit exposure	1,576	499
Currency swaps
Credit exposure	1,493	1,354

Borrowing portfolio
Interest rate swaps
Notional principal	152,529	130,089
Credit exposure	6,487	4,885
Currency swaps
Credit exposure	15,527	15,758

Other derivatives
Interest rate swaps
Notional principal	38,919	38,032
Credit exposure	3,842	2,589
Currency swaps
Credit exposure	261	214

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All options and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three and six months ended December 31, 2011 and December 31, 2010 and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended December 31,		Six Months Ended December 31,
	Condensed Statement of Income location	Gains (Losses)		Gains (Losses)
		2011	2010	2011	2010
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(203)	$(1,150)	$1,030	$(301)
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	306	(1,195)	2,056	(952)

Total		$103	$(2,345)	$3,086	$(1,253)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, listed equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investments portfolio and their location on the Condensed Statement of Income during the three and six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	Investments-Trading, net		Investments-Trading, net
Condensed Statement of Income Location	Gains (Losses)		Gains (Losses)
	2011	2010	2011	2010
Type of instrument
Fixed income	$(41)	$(58)	$(49)	$(12)
Equity	53	62	(72)	124

Total	$12	$4	$(121)	$112

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)    27

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and June 30, 2011 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,991	$—	$6,991
Currency swaps	—	8,159	—	8,159
Interest rate swaps	—	127	—	127
Other[a]	—	1	—	1

	—	15,278	—	15,278

Client operations
Currency swaps	—	30,152	—	30,152
Interest rate swaps	—	1,519	—	1,519

	—	31,671	—	31,671

Borrowings
Currency swaps	—	83,375	14,457	97,832
Interest rate swaps	—	6,296	30	6,326

	—	89,671	14,487	104,158

Other assets/liabilities
Currency swaps	—	818	—	818
Interest rate swaps	—	3,615	—	3,615

	—	4,433	—	4,433

Total derivative assets	$—	$141,053	$14,487	$155,540

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,934	$—	$6,934
Currency swaps	—	8,310	—	8,310
Interest rate swaps	—	291	—	291

	—	15,535	—	15,535

Client operations
Currency swaps	—	30,151	—	30,151
Interest rate swaps	—	1,509	—	1,509

	—	31,660	—	31,660

Borrowings
Currency swaps	—	75,664	12,409	88,073
Interest rate swaps	—	3,622	24	3,646

	—	79,286	12,433	91,719

Other assets/liabilities
Currency swaps	—	557	—	557
Interest rate swaps	—	251	—	251

	—	808	—	808

Total derivative liabilities	$—	$127,289	$12,433	$139,722

a.	These relate to TBA securities.

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,529	$—	$6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

	—	12,423	—	12,423

Client operations
Currency swaps	—	31,550	—	31,550
Interest rate swaps	—	428	—	428

	—	31,978	—	31,978

Borrowings
Currency swaps	—	78,254	14,152	92,406
Interest rate swaps	—	4,736	57	4,793

	—	82,990	14,209	97,199

Other assets/liabilities
Currency swaps	—	768	—	768
Interest rate swaps	—	2,343	—	2,343

	—	3,111	—	3,111

Total derivative assets	$—	$130,502	$14,209	$144,711

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,603	$—	$6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

	—	13,275	—	13,275

Client operations
Currency swaps	—	31,545	—	31,545
Interest rate swaps	—	419	—	419

	—	31,964	—	31,964

Borrowings
Currency swaps	—	69,699	12,849	82,548
Interest rate swaps	—	1,893	17	1,910

	—	71,592	12,866	84,458

Other assets/liabilities
Currency swaps	—	555	—	555
Interest rate swaps	—	177	—	177

	—	732	—	732

Total derivative liabilities	$—	$117,563	$12,866	$130,429

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	Three Months Ended December 31,2011			Six Months Ended December 31,2011
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period	$1,950	$3	$1,953	$1,303	$40	$1,343
Total realized/unrealized gains or (losses) in:
Net income	251	3	254	690	(34)	656
Other comprehensive income	(94)	—	(94)	335	—	335
Issuances	(9)	—	(9)	(14)	—	(14)
Settlements	(38)	—	(38)	(237)	—	(237)
Transfers (out) in, net	(12)	—	(12)	(29)	—	(29)

End of the period	$2,048	$6	$2,054	$2,048	$6	$2,054

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)    29

In millions of U.S. dollars

	Three Months Ended December 31,2010			Six Months Ended December 31,2010
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period	$1,440	$17	$1,457	$714	$(9)	$705
Total realized/unrealized gains or (losses) in:
Net income	(479)	5	(474)	(377)	31	(346)
Other comprehensive income	240	—	240	965	—	965
Issuances	(2)	—	(2)	(2)	—	(2)
Settlements	4	—	4	(95)	—	(95)
Transfers in (out), net	(12)	—	(12)	(14)	—	(14)

End of the period	$1,191	$22	$1,213	$1,191	$22	$1,213

Unrealized gains or losses included in income for the three and six months ended December 31, 2011 and December 31, 2010, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2011	2010	2011	2010
Condensed Statement of Income Location
Fair value adjustment on non-trading portfolios, net	$253	$(477)	$630	$(349)

The table below provides the details of all inter-level transfers during the three and six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	Three Months Ended December 31, 2011		Six Months Ended December 31, 2011
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$12	$(12)	$29	$(29)

In millions of U.S. dollars

	Three Months Ended December 31, 2010		Six Months Ended December 31, 2010
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$12	$(12)	$14	$(14)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, LTIP adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On July 20, 2011, IBRD’s Board of Governors approved the immediate transfer of $75 million from Surplus to the Trust Fund for South Sudan, by the way of a grant.

On August 4, 2011, IBRD’s Executive Directors approved the allocation of $401 million of the net income earned in the fiscal year ended June 30, 2011 to the General Reserve. In addition, the Executive Directors also approved a reduction in Pension Reserve by $86 million, an increase in Restricted Retained Earnings by $4 million and an increase in LTIP Reserve by $109 million.

On September 23, 2011, IBRD’s Board of Governors approved the transfer of $520 million to IDA and $75 million to Surplus, from the net income earned in the fiscal year ended June 30, 2011. The transfer to IDA was made on September 27, 2011.

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

Retained earnings comprise the following elements at December 31, 2011 and June 30, 2011:

In millions of U.S. dollars

	December 31, 2011	June 30, 2011
Special Reserve	$293	$293
General Reserve[a]	26,351	25,951
Pension Reserve	1,162	1,248
Surplus	227	227
LTIP Reserve	225	116
Cumulative fair value adjustments[b]	857	437
Unallocated Net (Loss) Income	(530)	1,442
Restricted Retained Earnings	13	9

Total	$28,598	$29,723

a.	May differ from the sum of individual figures due to rounding.
b.	Applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative Expenses.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	Three Months Ended December 31, 2011			Six Months Ended December 31, 2011
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$75	$15	$7	$151	$31	$12
Interest cost	155	26	7	309	51	14
Expected return on plan assets	(196)	(27)	—	(390)	(53)	—
Amortization of prior service cost	2	—	*	4	—	*
Amortization of unrecognized net loss	10	6	4	18	12	9

Net periodic pension cost of which:	$46	$20	$18	$92	$41	$35

IBRD’s Share	$21	$9	$8	$43	$19	$16
IDA’s Share	$25	$11	$10	$49	$22	$19

In millions of U.S. dollars

	Three Months Ended December 31, 2010				Six Months Ended December 31, 2010
	SRP	RSBP		PEBP	SRP	RSBP		PEBP
Benefit Costs
Service cost	$68	$13		$5	$137	$27		$10
Interest cost	158	26		6	315	52		13
Expected return on plan assets	(182)	(23)		—	(364)	(47)		—
Amortization of prior service cost (credit)	2	(*	)	*	4	(*	)	*
Amortization of unrecognized net loss	30	9		3	59	18		6

Net periodic pension cost of which:	$76	$25		$14	$151	$50		$29

IBRD’s Share	$35	$12		$7	$71	$24		$14
IDA’s Share	$41	$13		$7	$80	$26		$15

*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)    31

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At December 31, 2011 and June 30, 2011, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars

	December 31, 2011
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$327	$9,227	$(8,906)	$(1,006)	$(358)
IFC	46	31	—	—	(104)	(27)
MIGA	—	4	—	—	(5)	(1)

	$46	$362	$9,227	$(8,906)	$(1,115)	$(386)

In millions of U.S. dollars

	June 30, 2011
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$370	$9,893	$(9,886)	$(999)	$(622)
IFC	50	32	—	—	(100)	(18)
MIGA	—	3	—	—	(5)	(2)

	$50	$405	$9,893	$(9,886)	$(1,104)	$(642)

a.	For details on derivative transactions relating to the client operations, see Note F—Derivative Instruments.

The receivables (payables to) from these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At December 31, 2011, the loan balance under this facility amounted to $46 million ($50 million—June 30, 2011) at a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

Administrative expenses

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three and six months ended December 31, 2011, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $338 million and $639 million, respectively ($353 million and $669 million, respectively—three and six months ended December 31, 2010).

Other income

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three and six months ended December 31, 2011, IBRD’s other income is net of income allocated to IDA of $52 million and $89 million, respectively ($50 million and $84 million, respectively—three and six months ended December 31, 2010).

For the three and six months ended December 31, 2011 and December 31, 2010, the amount of fee revenue associated with services provided to other affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2011	2010	2011	2010
Fees charged to IFC	$10	$10	$17	$17
Fees charged to MIGA	2	1	3	2

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income / loss comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2011 and December 31, 2010:

In millions of U.S. dollars

	Six Months Ended December 31, 2011
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$1,016	$500	$(521)	$(2,385)	$(29)	$(1,419)
Changes from period activity	(570)	—	2	39	4	(525)

Balance, end of the period	$446	$500	$(519)	$(2,346)	$(25)	$(1,944)

In millions of U.S. dollars

	Six Months Ended December 31, 2010
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$224	$500	$(511)	$(3,219)	$(37)	$(3,043)
Changes from period activity	403	—	(8)	83	4	482

Balance, end of the period	$627	$500	$(519)	$(3,136)	$(33)	$(2,561)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of December 31, 2011 and June 30, 2011:

In millions of U.S. dollars

	December 31, 2011			June 30, 2011
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$4,360	$4,360		$2,462	$2,462
Investments	41,373	41,373		32,645	32,645
Net Loans Outstanding	132,633	130,167		130,470	129,447
Derivative Assets
Investments	15,278	15,278		12,423	12,423
Client operations	31,671	31,671		31,978	31,978
Borrowings	104,158	104,158		97,199	97,199
Other assets/liabilities	4,433	4,433		3,111	3,111
Borrowings	150,658	150,653	[a]	135,242	135,223	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,624	3,624		2,184	2,184
Derivative Liabilities
Investments	15,535	15,535		13,275	13,275
Client operations	31,660	31,660		31,964	31,964
Borrowings	91,719	91,719		84,458	84,458
Other assets/liabilities	808	808		732	732

a.	Includes $5 million ($19 million—June 30, 2011) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)    33

Valuation Methods and Assumptions

As of December 31, 2011 and June 30, 2011, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: See Note C

Loans and other exposures: See Note D

Borrowings: See Note E

Derivative instruments: See Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net, for the three and six months ended December 31, 2011 and December 31, 2010.

In millions of U.S. dollars

	Three months Ended December 31,		Six Months Ended December 31,
	2011	2010	2011	2010
Fair value adjustments, net—gains (losses):
Borrowings—Note E	$(325)	$2,934	$(3,951)	$1,690
Derivatives—Note F
Borrowings derivatives[a]	123	(1,343)	1,841	(906)
Other assets/liabilities derivatives	(17)	(1,001)	1,247	(346)
Client operations derivatives	(3)	(1)	(2)	(1)
Loan—Note D	10	1	(1)	5

Total	$(212)	$590	$(866)	$442

a.	Includes derivatives associated with loan portfolio which are used to manage the repricing risks between loans and borrowings.

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2011 (UNAUDITED)

KPMG LLP 1801 K Street, NW Suite 12000 Washington, DC 20006

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2011, the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2011 and 2010, and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2011 and 2010. These condensed financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2011, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 4, 2011, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2011, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

February 8, 2012

    35

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2011 through December 31, 2011

Page 1 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1015AUD03.37	0000010989	AUD	9,700,000	9,160,680	04-Oct-2011	27-Oct-2011	27-Oct-2015
BOND/SELL AUD/IBRD/GDIF/1119AUD00.50	0000011013	AUD	5,500,000	5,625,125	21-Oct-2011	31-Oct-2011	20-Nov-2019
BOND/SELL AUD/IBRD/GDIF/1115AUD04.00	0000011017	AUD	30,000,000	31,474,500	25-Oct-2011	14-Nov-2011	16-Nov-2015
BOND/SELL AUD/IBRD/GDIF/0515AUD03.39	0000011019	AUD	15,000,000	15,549,750	26-Oct-2011	21-Nov-2011	14-May-2015
BOND/SELL AUD/IBRD/GDIF/1116AUD04.08	0000011015	AUD	13,000,000	13,295,750	21-Oct-2011	28-Nov-2011	28-Nov-2016
BOND/SELL AUD/IBRD/GDIF/1115AUD03.74	0000011025	AUD	8,830,000	9,104,613	01-Nov-2011	28-Nov-2011	27-Nov-2015
BOND/SELL AUD/IBRD/GDIF/0615AUD03.25	0000011063	AUD	30,000,000	29,649,000	22-Nov-2011	12-Dec-2011	12-Jun-2015
BOND/SELL AUD/IBRD/GDIF/1215AUD03.52	0000011078	AUD	6,200,000	6,368,950	02-Dec-2011	21-Dec-2011	21-Dec-2015
BOND/SELL AUD/IBRD/GDIF/1214AUD03.10	0000011109	AUD	18,000,000	18,314,100	09-Dec-2011	21-Dec-2011	01-Dec-2014
BOND/SELL AUD/IBRD/GDIF/0715AUD03.30	0000011130	AUD	30,000,000	30,409,500	21-Dec-2011	17-Jan-2012	17-Jul-2015

Total By Currency				168,951,968

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0116BRL05.10	0000011123	BRL	16,000,000	8,542,445	15-Dec-2011	24-Jan-2012	26-Jan-2016

Total By Currency				8,542,445

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1213GBP01.25	0000011020	GBP	150,000,000	239,835,000	26-Oct-2011	03-Nov-2011	10-Dec-2013

Total By Currency				239,835,000

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1020JPY0.08125	0000010998	JPY	10,000,000,000	130,480,167	11-Oct-2011	19-Oct-2011	19-Oct-2020
BOND/SELL JPY/IBRD/GDIF/1021JPY00.225	0000011004	JPY	10,000,000,000	129,954,516	13-Oct-2011	21-Oct-2011	21-Oct-2021
BOND/SELL JPY/IBRD/GDIF/1020JPY.08125A	0000011010	JPY	10,000,000,000	130,182,907	19-Oct-2011	26-Oct-2011	26-Oct-2020
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR14	0000011023	JPY	200,000,000	2,569,538	31-Oct-2011	17-Nov-2011	17-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1121JPY00.163	0000011035	JPY	10,000,000,000	128,139,416	08-Nov-2011	18-Nov-2011	18-Nov-2021
BOND/SELL JPY/IBRD/GDIF/1121JPY00.01	0000011053	JPY	10,000,000,000	130,480,167	18-Nov-2011	29-Nov-2011	29-Nov-2021
BOND/SELL JPY/IBRD/GDIF/1221JPY00.09	0000011076	JPY	20,000,000,000	256,657,042	02-Dec-2011	13-Dec-2011	13-Dec-2021

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2011 through December 31, 2011

Page 2 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL JPY/IBRD/GDIF/1221JPY00.062	0000011102	JPY	5,000,000,000	64,620,355	08-Dec-2011	20-Dec-2011	20-Dec-2021

Total By Currency				973,084,108

Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/0613MYR01.75	0000011021	MYR	100,000,000	32,237,266	27-Oct-2011	03-Nov-2011	24-Jun-2013
BOND/SELL MYR/IBRD/GDIF/1114MYR01.25	0000011022	MYR	300,000,000	97,927,207	28-Oct-2011	10-Nov-2011	10-Nov-2014

Total By Currency				130,164,474

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/1014NOK02.282	0000011008	NOK	550,000,000	98,136,302	19-Oct-2011	28-Oct-2011	28-Oct-2014
BOND/SELL NOK/IBRD/GDIF/0414NOK03.25	0000011041	NOK	300,000,000	52,866,231	14-Nov-2011	18-Nov-2011	14-Apr-2014
BOND/SELL NOK/IBRD/GDIF/1214NOK02.10	0000011058	NOK	550,000,000	94,479,803	21-Nov-2011	02-Dec-2011	02-Dec-2014

Total By Currency				245,482,336

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/1014SEK01.798	0000011007	SEK	650,000,000	98,191,019	19-Oct-2011	28-Oct-2011	28-Oct-2014
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50	0000011066	SEK	300,000,000	43,529,676	29-Nov-2011	07-Dec-2011	12-Nov-2014
BOND/SELL SEK/IBRD/GDIF/1214SEK01.455	0000011075	SEK	660,000,000	97,451,496	01-Dec-2011	16-Dec-2011	16-Dec-2014
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50	0000011120	SEK	200,000,000	29,163,447	13-Dec-2011	20-Dec-2011	12-Nov-2014

Total By Currency				268,335,638

United States Dollar
BOND/SELL USD/IBRD/GDIF/1013USDSTR	0000010991	USD	50,000,000	50,000,000	04-Oct-2011	17-Oct-2011	17-Oct-2013
BOND/SELL USD/IBRD/GDIF/1016USDSTR03	0000010997	USD	20,000,000	20,000,000	06-Oct-2011	20-Oct-2011	20-Oct-2016
BOND/SELL USD/IBRD/GDIF/1113USD00.50	0000011006	USD	4,000,000,000	4,000,000,000	19-Oct-2011	26-Oct-2011	26-Nov-2013
BOND/SELL USD/IBRD/GDIF/1016USDSTR02	0000010993	USD	20,000,000	20,000,000	04-Oct-2011	27-Oct-2011	27-Oct-2016
BOND/SELL USD/IBRD/GDIF/1014USDSTR02	0000010994	USD	10,000,000	10,000,000	05-Oct-2011	27-Oct-2011	27-Oct-2014
BOND/SELL USD/IBRD/GDIF/0513USDFRN	0000011027	USD	200,000,000	200,000,000	03-Nov-2011	14-Nov-2011	14-May-2013
BOND/SELL USD/IBRD/GDIF/1113USDSTR02	0000011043	USD	600,000,000	600,000,000	14-Nov-2011	22-Nov-2011	22-Nov-2013
BOND/SELL USD/IBRD/GDIF/0513USDFRNA	0000011047	USD	150,000,000	150,000,000	15-Nov-2011	22-Nov-2011	22-May-2013
BOND/SELL USD/IBRD/GDIF/1116USDSTR01	0000011016	USD	25,000,000	25,000,000	24-Oct-2011	23-Nov-2011	23-Nov-2016
BOND/SELL USD/IBRD/GDIF/1113USDSTR03	0000011048	USD	500,000,000	500,000,000	16-Nov-2011	29-Nov-2011	29-Nov-2013

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2011 through December 31, 2011

Page 3 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/1121USDSTR	0000011056	USD	10,000,000	10,000,000	18-Nov-2011	30-Nov-2011	30-Nov-2021
BOND/SELL USD/IBRD/GDIF/1113USD00.50	0000011059	USD	2,250,000,000	2,250,000,000	21-Nov-2011	30-Nov-2011	26-Nov-2013
BOND/SELL USD/IBRD/GDIF/1212USDSTR06	0000011050	USD	500,000,000	500,000,000	16-Nov-2011	01-Dec-2011	17-Dec-2012
BOND/SELL USD/IBRD/GDIF/1213USD00.50	0000011084	USD	400,000,000	400,000,000	05-Dec-2011	15-Dec-2011	16-Dec-2013
BOND/SELL USD/IBRD/GDIF/1221USDSTR	0000011104	USD	5,250,000	5,250,000	08-Dec-2011	15-Dec-2011	15-Dec-2021
BOND/SELL USD/IBRD/GDIF/0113USDSTR	0000011068	USD	400,000,000	400,000,000	29-Nov-2011	19-Dec-2011	02-Jan-2013
BOND/SELL USD/IBRD/GDIF/0113USDSTR01	0000011116	USD	50,000,000	50,000,000	12-Dec-2011	20-Dec-2011	15-Jan-2013
BOND/SELL USD/IBRD/GDIF/0614USDSTR02	0000011111	USD	250,000,000	250,000,000	09-Dec-2011	27-Dec-2011	27-Jun-2014
BOND/SELL USD/IBRD/GDIF/1213USD00.50	0000011128	USD	110,000,000	110,000,000	20-Dec-2011	04-Jan-2012	16-Dec-2013

Total By Currency				9,550,250,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1119ZAR00.50	0000011014	ZAR	180,000,000	22,007,580	21-Oct-2011	31-Oct-2011	20-Nov-2019
BOND/SELL ZAR/IBRD/GDIF/1119ZAR00.50	0000011026	ZAR	170,000,000	21,204,940	02-Nov-2011	10-Nov-2011	20-Nov-2019
BOND/SELL ZAR/IBRD/GDIF/1119ZAR00.50	0000011039	ZAR	300,000,000	37,392,963	10-Nov-2011	21-Nov-2011	20-Nov-2019
BOND/SELL ZAR/IBRD/GDIF/1119ZAR00.50	0000011060	ZAR	180,000,000	21,667,168	21-Nov-2011	29-Nov-2011	20-Nov-2019
BOND/SELL ZAR/IBRD/GDIF/1219ZAR00.50	0000011071	ZAR	350,000,000	42,026,393	30-Nov-2011	07-Dec-2011	20-Dec-2019
BOND/SELL ZAR/IBRD/GDIF/1219ZAR00.50	0000011114	ZAR	230,000,000	27,903,647	12-Dec-2011	19-Dec-2011	20-Dec-2019

Total By Currency				172,202,691

Total				11,756,848,660

MTBOZ
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1126AUD00.00	0000011029	AUD	350,000,000	364,087,500	04-Nov-2011	16-Nov-2011	16-Nov-2026
BOND/SELL AUD/IBRD/GDIF/1126AUD00.00	0000011051	AUD	150,000,000	150,795,000	17-Nov-2011	25-Nov-2011	16-Nov-2026
BOND/SELL AUD/IBRD/GDIF/1126AUD00.00	0000011062	AUD	300,000,000	296,400,000	21-Nov-2011	30-Nov-2011	16-Nov-2026

Total By Currency				811,282,500

United States Dollar
BOND/SELL USD/IBRD/GDIF/1041USDSTR	0000010999	USD	195,000,000	195,000,000	12-Oct-2011	26-Oct-2011	26-Oct-2041

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2011 through December 31, 2011

Page 4 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/1041USDSTR01	0000011005	USD	78,200,040	78,200,040	17-Oct-2011	31-Oct-2011	31-Oct-2041
BOND/SELL USD/IBRD/GDIF/1141USDSTR	0000011031	USD	153,500,000	153,500,000	07-Nov-2011	21-Nov-2011	21-Nov-2041

Total By Currency				426,700,040

Total				1,237,982,540

Grand Total - New Borrowings				12,994,831,200

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2011 through December 31, 2011

Page 5 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1011AUD06.40	0000008857	AUD	(17,200,000)	(18,360,140)	04-Apr-2008	29-Apr-2008	28-Oct-2011
BOND/SELL AUD/IBRD/GDIF/1211AUD04.08	0000009294	AUD	(45,000,000)	(44,961,750)	09-Oct-2008	12-Nov-2008	20-Dec-2011
BOND/SELL AUD/IBRD/GDIF/1211AUD04.02	0000009323	AUD	(20,000,000)	(19,983,000)	30-Oct-2008	02-Dec-2008	20-Dec-2011
BOND/SELL AUD/IBRD/GDIF/1211AUD03.43	0000009361	AUD	(49,400,000)	(50,262,030)	02-Dec-2008	10-Dec-2008	09-Dec-2011
BOND/SELL AUD/IBRD/GDIF/1211AUD03.42	0000009371	AUD	(12,600,000)	(12,545,820)	08-Dec-2008	18-Dec-2008	19-Dec-2011
BOND/SELL AUD/IBRD/GDIF/1211AUD04.10	0000009921	AUD	(23,000,000)	(23,626,750)	30-Nov-2009	10-Dec-2009	02-Dec-2011

Total By Currency				(169,739,490)

Swiss Franc
BOND/SELL CHF/IBRD/MLT/1111CHF05.50	0000000065	CHF	(150,000,000)	(162,100,827)	26-Nov-1986	26-Nov-1986	26-Nov-2011

Total By Currency				(162,100,827)

Euro Currency
BOND/SELL EUR/IBRD/GDIF/1211EUR01.38	0000009358	EUR	(2,400,000)	(3,217,800)	02-Dec-2008	10-Dec-2008	09-Dec-2011
BOND/SELL EUR/IBRD/GDIF/1111EUR06.00	0000009862	EUR	(15,000,000)	(20,451,750)	19-Oct-2009	09-Nov-2009	09-Nov-2011

Total By Currency				(23,669,550)

New Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/1211GHS12.30	0000009941	GHS	(50,000,000)	(30,487,805)	07-Dec-2009	22-Dec-2009	22-Dec-2011

Total By Currency				(30,487,805)

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1111JPYSTR	0000004120	JPY	(1,500,000,000)	(19,494,444)	27-Oct-1999	15-Nov-1999	15-Nov-2011

Total By Currency				(19,494,444)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/1211NZD05.15	0000009328	NZD	(408,000,000)	(319,137,600)	05-Nov-2008	18-Nov-2008	08-Dec-2011
BOND/SELL NZD/IBRD/GDIF/1111NZD04.85	0000009335	NZD	(5,500,000)	(4,155,800)	13-Nov-2008	26-Nov-2008	28-Nov-2011
BOND/SELL NZD/IBRD/GDIF/1211NZD04.19	0000009359	NZD	(6,000,000)	(4,632,900)	02-Dec-2008	10-Dec-2008	09-Dec-2011

Total By Currency				(327,926,300)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2011 through December 31, 2011

Page 6 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
United States Dollar
BOND/SELL USD/IBRD/GDIF/1111USDSTR01	0000006888	USD	(10,405,000)	(10,405,000)	10-Nov-2004	26-Nov-2004	26-Nov-2011
BOND/SELL USD/IBRD/GDIF/1011USD02.22	0000008765	USD	(30,000,000)	(30,000,000)	29-Feb-2008	27-Mar-2008	20-Oct-2011
BOND/SELL USD/IBRD/GDIF/1111USD02.04	0000008824	USD	(15,000,000)	(15,000,000)	19-Mar-2008	17-Apr-2008	21-Nov-2011
BOND/SELL USD/IBRD/GDIF/1211USD02.22	0000008866	USD	(13,000,000)	(13,000,000)	10-Apr-2008	12-May-2008	20-Dec-2011
BOND/SELL USD/IBRD/GDIF/1211USD02.70	0000008909	USD	(10,000,000)	(10,000,000)	02-May-2008	29-May-2008	20-Dec-2011
BOND/SELL USD/IBRD/GDIF/1111USD03.125	0000009194	USD	(750,000,000)	(750,000,000)	29-Aug-2008	08-Sep-2008	15-Nov-2011
BOND/SELL USD/IBRD/GDIF/1111USD02.00	0000009340	USD	(18,700,000)	(18,700,000)	17-Nov-2008	28-Nov-2008	25-Nov-2011
BOND/SELL USD/IBRD/GDIF/1211USD01.36	0000009360	USD	(79,100,000)	(79,100,000)	02-Dec-2008	10-Dec-2008	09-Dec-2011
BOND/SELL USD/IBRD/GDIF/1111USD00.85	0000010206	USD	(1,000,000,000)	(1,000,000,000)	24-May-2010	28-May-2010	28-Nov-2011
BOND/SELL USD/IBRD/GDIF/1111USD00.24	0000010442	USD	(100,000,000)	(100,000,000)	08-Nov-2010	18-Nov-2010	28-Nov-2011

Total By Currency				(2,026,205,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1111ZAR07.05	0000007260	ZAR	(55,000,000)	(6,855,376)	27-Sep-2005	24-Oct-2005	10-Nov-2011
BOND/SELL ZAR/IBRD/GDIF/1111ZAR11.00	0000008900	ZAR	(330,220,000)	(41,159,680)	29-Apr-2008	08-May-2008	10-Nov-2011
BOND/SELL ZAR/IBRD/GDIF/1111ZAR09.66	0000008879	ZAR	(60,000,000)	(7,478,593)	15-Apr-2008	12-May-2008	10-Nov-2011
BOND/SELL ZAR/IBRD/GDIF/1111ZAR11.00	0000009080	ZAR	(500,000,000)	(62,321,604)	11-Jul-2008	21-Jul-2008	10-Nov-2011
BOND/SELL ZAR/IBRD/GDIF/1011ZAR06.42	0000009546	ZAR	(339,370,000)	(42,084,573)	01-Apr-2009	28-Apr-2009	24-Oct-2011

Total By Currency				(159,899,827)

Total				(2,919,523,243)

MTBOZ
South African Rand
BOND/SELL ZAR/IBRD/GDIF/1211ZAR00.00	0000010046	ZAR	(100,000,000)	(11,971,532)	01-Mar-2010	10-Mar-2010	14-Dec-2011

Total By Currency				(11,971,532)

Total				(11,971,532)

Grand Total - Maturing Borrowings				(2,931,494,775)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2011 through December 31, 2011

Page 7 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
MTBOC
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/1013BRL08.73	0000011087	BRL	(11,120,000)	(5,985,413)	05-Dec-2011	19-Dec-2011	28-Oct-2013
BOND/BUY BRL/IBRD/GDIF/0118BRL11.00	0000011103	BRL	(16,860,000)	(9,106,868)	08-Dec-2011	21-Dec-2011	29-Jan-2018
BOND/BUY BRL/IBRD/GDIF/1214BRL07.80	0000011065	BRL	(14,840,000)	(8,192,106)	23-Nov-2011	09-Dec-2011	22-Dec-2014
BOND/BUY BRL/IBRD/GDIF/0214BRL08.73	0000011067	BRL	(91,700,000)	(49,739,640)	29-Nov-2011	13-Dec-2011	28-Feb-2014
BOND/BUY BRL/IBRD/GDIF/1014BRL07.62	0000011069	BRL	(44,220,000)	(23,985,680)	29-Nov-2011	13-Dec-2011	28-Oct-2014
BOND/BUY BRL/IBRD/GDIF/0314BRL08.04	0000011072	BRL	(41,100,000)	(21,940,478)	30-Nov-2011	14-Dec-2011	28-Mar-2014
BOND/BUY BRL/IBRD/GDIF/0414BRL08.61	0000011074	BRL	(29,400,000)	(15,694,648)	30-Nov-2011	14-Dec-2011	30-Apr-2014
BOND/BUY BRL/IBRD/GDIF/0914BRL07.50	0000011079	BRL	(20,000,000)	(10,815,488)	02-Dec-2011	16-Dec-2011	26-Sep-2014
BOND/BUY BRL/IBRD/GDIF/0118BRL08.70	0000011080	BRL	(14,380,000)	(7,776,336)	02-Dec-2011	16-Dec-2011	28-Jan-2014
BOND/BUY BRL/IBRD/GDIF/0118BRL07.50	0000011081	BRL	(53,980,000)	(29,191,002)	02-Dec-2011	16-Dec-2011	28-Nov-2014
BOND/BUY BRL/IBRD/GDIF/0118BRL08.22	0000011082	BRL	(21,960,000)	(11,875,406)	02-Dec-2011	16-Dec-2011	28-Apr-2015
BOND/BUY BRL/IBRD/GDIF/0118BRL08.01	0000011085	BRL	(16,220,000)	(8,730,522)	05-Dec-2011	19-Dec-2011	27-Mar-2015
BOND/BUY BRL/IBRD/GDIF/0118BRL07.50	0000011086	BRL	(9,800,000)	(5,274,915)	05-Dec-2011	19-Dec-2011	26-Sep-2014
BOND/BUY BRL/IBRD/GDIF/0118BRL08.28	0000011119	BRL	(18,000,000)	(9,688,358)	12-Dec-2011	28-Dec-2011	28-Aug-2014

Total By Currency				(217,996,858)

Columbian Peso
BOND/BUY COP/IBRD/GDIF/0213COP05.75	0000010983	COP	(109,040,000,000)	(54,967,989)	28-Sep-2011	05-Oct-2011	14-Feb-2013
BOND/BUY COP/IBRD/GDIF/0320COP08.00	0000010984	COP	(23,570,000,000)	(12,168,930)	29-Sep-2011	11-Oct-2011	02-Mar-2020

Total By Currency				(67,136,919)

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000010990	GBP	(17,643,000)	(27,819,482)	04-Oct-2011	14-Oct-2011	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000011126	GBP	(35,034,000)	(54,141,544)	19-Dec-2011	30-Dec-2011	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011127	GBP	(12,126,000)	(18,739,520)	19-Dec-2011	30-Dec-2011	07-Jun-2032

Total By Currency				(100,700,546)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000010986	JPY	(388,000,000)	(5,037,326)	30-Sep-2011	14-Oct-2011	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR13	0000010940	JPY	(1,000,000,000)	(12,944,146)	06-Sep-2011	17-Oct-2011	15-Oct-2037
BOND/BUY JPY/IBRD/GDIF/0438JPYSTR19	0000010974	JPY	(500,000,000)	(6,472,073)	23-Sep-2011	17-Oct-2011	16-Apr-2038
BOND/BUY JPY/IBRD/GDIF/1023JPYSTR	0000010975	JPY	(2,000,000,000)	(25,888,292)	23-Sep-2011	17-Oct-2011	16-Oct-2023
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR22	0000010973	JPY	(300,000,000)	(3,942,959)	23-Sep-2011	24-Oct-2011	22-Oct-2037
BOND/BUY JPY/IBRD/GDIF/0425JPYSTR03	0000010976	JPY	(100,000,000)	(1,314,320)	23-Sep-2011	24-Oct-2011	23-Apr-2025
BOND/BUY JPY/IBRD/GDIF/0425JPYSTR04	0000010996	JPY	(200,000,000)	(2,636,957)	06-Oct-2011	28-Oct-2011	28-Apr-2025
BOND/BUY JPY/IBRD/GDIF/0833JPYSTR05	0000011011	JPY	(200,000,000)	(2,636,957)	19-Oct-2011	28-Oct-2011	29-Aug-2033
BOND/BUY JPY/IBRD/GDIF/1131JPYSTR02	0000011012	JPY	(500,000,000)	(6,592,392)	19-Oct-2011	28-Oct-2011	08-Nov-2031
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR30	0000010995	JPY	(200,000,000)	(2,569,538)	06-Oct-2011	31-Oct-2011	30-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1121JPYSTR02	0000011002	JPY	(1,100,000,000)	(14,295,926)	13-Oct-2011	15-Nov-2011	15-Nov-2021
BOND/BUY JPY/IBRD/GDIF/0728JPYSTR03	0000011052	JPY	(246,000,000)	(3,165,819)	18-Nov-2011	28-Nov-2011	28-Jul-2028

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2011 through December 31, 2011

Page 8 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0527JPYSTR	0000011054	JPY	(1,208,000,000)	(15,545,975)	18-Nov-2011	28-Nov-2011	24-May-2027
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR05	0000011055	JPY	(207,000,000)	(2,663,921)	18-Nov-2011	28-Nov-2011	22-Jun-2027
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR05	0000011057	JPY	(340,000,000)	(4,375,523)	18-Nov-2011	28-Nov-2011	10-Aug-2027
BOND/BUY JPY/IBRD/GDIF/1222JPYSTR	0000011018	JPY	(5,000,000,000)	(64,098,455)	25-Oct-2011	05-Dec-2011	03-Dec-2022
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR03	0000011032	JPY	(300,000,000)	(3,845,907)	04-Nov-2011	05-Dec-2011	04-Jun-2027
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR24	0000011040	JPY	(100,000,000)	(1,281,640)	10-Nov-2011	14-Dec-2011	14-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR28	0000011064	JPY	(1,000,000,000)	(12,816,405)	14-Nov-2011	14-Dec-2011	14-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0622JPYSTR01	0000011061	JPY	(1,000,000,000)	(12,827,091)	21-Nov-2011	20-Dec-2011	20-Jun-2022

Total By Currency				(204,951,622)

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/0812MXN05.75	0000010985	MXN	(1,173,000,000)	(88,065,377)	29-Sep-2011	11-Oct-2011	20-Aug-2012
BOND/BUY MXN/IBRD/GDIF/0812MXN05.75	0000011038	MXN	(100,000,000)	(7,312,721)	08-Nov-2011	17-Nov-2011	20-Aug-2012

Total By Currency				(95,378,098)

Russian Rouble
BOND/BUY RUB/IBRD/GDIF/0412RUB10.00	0000011036	RUB	(870,000,000)	(28,227,049)	08-Nov-2011	17-Nov-2011	05-Apr-2012
BOND/BUY RUB/IBRD/GDIF/0317RUB07.50	0000011100	RUB	(400,000,000)	(12,619,491)	08-Dec-2011	21-Dec-2011	02-Mar-2017
BOND/BUY RUB/IBRD/GDIF/0913RUB04.875	0000011083	RUB	(1,500,000,000)	(47,081,718)	02-Dec-2011	16-Dec-2011	16-Sep-2013

Total By Currency				(87,928,258)

Turkish Lira
BOND/BUY TRY/IBRD/GDIF/0517TRY13.625	0000011009	TRY	(25,000,000)	(14,315,982)	19-Oct-2011	28-Oct-2011	09-May-2017
BOND/BUY TRY/IBRD/GDIF/0517TRY13.625	0000011073	TRY	(48,598,000)	(25,797,855)	30-Nov-2011	14-Dec-2011	09-May-2017

Total By Currency				(40,113,838)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0425USDSTR	0000010956	USD	(15,000,000)	(15,000,000)	13-Sep-2011	11-Oct-2011	09-Apr-2025
BOND/BUY USD/IBRD/GDIF/0723USDSTR	0000010980	USD	(25,000,000)	(25,000,000)	27-Sep-2011	18-Oct-2011	18-Jul-2023
BOND/BUY USD/IBRD/GDIF/0723USDSTR02	0000010987	USD	(50,000,000)	(50,000,000)	04-Oct-2011	25-Oct-2011	25-Jul-2023
BOND/BUY USD/IBRD/GDIF/0716USDSTR	0000011001	USD	(15,000,000)	(15,000,000)	13-Oct-2011	28-Oct-2011	28-Jul-2016
BOND/BUY USD/IBRD/GDIF/0423USDSTR	0000011003	USD	(20,000,000)	(20,000,000)	13-Oct-2011	31-Oct-2011	29-Apr-2023
BOND/BUY USD/IBRD/GDIF/1113USDSTR01	0000011033	USD	(500,000,000)	(500,000,000)	04-Nov-2011	29-Nov-2011	29-Nov-2013

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2011 through December 31, 2011

Page 9 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY USD/IBRD/GDIF/0620USDSTR	0000011070	USD	(37,000,000)	(37,000,000)	30-Nov-2011	28-Dec-2011	24-Jun-2020

Total By Currency				(662,000,000)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/1015ZAR00.50	0000010992	ZAR	(100,000,000)	(12,668,571)	04-Oct-2011	17-Oct-2011	15-Oct-2015
BOND/BUY ZAR/IBRD/GDIF/0914ZAR09.03	0000011093	ZAR	(27,750,000)	(3,345,086)	06-Dec-2011	20-Dec-2011	10-Sep-2014
BOND/BUY ZAR/IBRD/GDIF/1114ZAR08.01	0000011094	ZAR	(38,050,000)	(4,586,686)	06-Dec-2011	20-Dec-2011	10-Nov-2014
BOND/BUY ZAR/IBRD/GDIF/1114ZAR08.01A	0000011095	ZAR	(28,750,000)	(3,465,630)	06-Dec-2011	20-Dec-2011	10-Nov-2014
BOND/BUY ZAR/IBRD/GDIF/1214ZAR07.56	0000011096	ZAR	(28,300,000)	(3,474,610)	07-Dec-2011	21-Dec-2011	10-Dec-2014
BOND/BUY ZAR/IBRD/GDIF/1214ZAR07.20	0000011097	ZAR	(27,075,000)	(3,324,207)	07-Dec-2011	21-Dec-2011	10-Dec-2014
BOND/BUY ZAR/IBRD/GDIF/0214ZAR07.20A	0000011098	ZAR	(46,250,000)	(5,678,470)	07-Dec-2011	21-Dec-2011	10-Feb-2014
BOND/BUY ZAR/IBRD/GDIF/0513ZAR07.68	0000011101	ZAR	(30,625,000)	(3,767,376)	08-Dec-2011	22-Dec-2011	10-May-2013
BOND/BUY ZAR/IBRD/GDIF/0913ZAR07.05	0000011105	ZAR	(27,250,000)	(3,352,196)	08-Dec-2011	22-Dec-2011	10-Sep-2013
BOND/BUY ZAR/IBRD/GDIF/0914ZAR07.17	0000011106	ZAR	(25,550,000)	(3,143,068)	08-Dec-2011	22-Dec-2011	10-Sep-2014

Total By Currency				(46,805,900)

Total				(1,523,012,039)

MTBOZ
Euro Currency
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011099	EUR	(20,658,276)	(26,893,977)	07-Dec-2011	19-Dec-2011	07-Nov-2016

Total By Currency				(26,893,977)

United States Dollar
BOND/BUY USD/IBRD/GDIF/1039USDSTR07	0000010988	USD	(57,434,912)	(57,434,912)	04-Oct-2011	31-Oct-2011	30-Oct-2039
BOND/BUY USD/IBRD/GDIF/1139USDSTR	0000011000	USD	(55,831,437)	(55,831,437)	13-Oct-2011	02-Nov-2011	02-Nov-2039
BOND/BUY USD/IBRD/GDIF/1140USDSTR01	0000011024	USD	(122,450,266)	(122,450,266)	31-Oct-2011	14-Nov-2011	12-Nov-2040
BOND/BUY USD/IBRD/GDIF/1240USDSTR	0000011122	USD	(86,069,162)	(86,069,162)	15-Dec-2011	19-Dec-2011	16-Dec-2040
BOND/BUY USD/IBRD/GDIF/1240USDSTR01	0000011091	USD	(230,000,000)	(230,000,000)	06-Dec-2011	20-Dec-2011	20-Dec-2040
BOND/BUY USD/IBRD/GDIF/1238USDSTR	0000011089	USD	(51,276,402)	(51,276,402)	06-Dec-2011	29-Dec-2011	29-Dec-2038

Total By Currency				(603,062,179)

Total				(629,956,155)

Grand Total - Early Retirement				(2,152,968,194)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 1 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
DIN
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS004OCT11	0010193631	USD	200,000,000	200,000,000	03-Oct-2011	03-Oct-2011	04-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS004OCT11	0010193632	USD	80,000,000	80,000,000	03-Oct-2011	03-Oct-2011	04-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS004OCT11	0010193633	USD	150,000,000	150,000,000	03-Oct-2011	03-Oct-2011	04-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS005OCT11	0010193737	USD	100,000,000	100,000,000	04-Oct-2011	04-Oct-2011	05-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS005OCT11	0010193738	USD	200,000,000	200,000,000	04-Oct-2011	04-Oct-2011	05-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS005OCT11	0010193739	USD	150,000,000	150,000,000	04-Oct-2011	04-Oct-2011	05-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS006OCT11	0010193802	USD	200,000,000	200,000,000	05-Oct-2011	05-Oct-2011	06-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS006OCT11	0010193804	USD	150,000,000	150,000,000	05-Oct-2011	05-Oct-2011	06-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS006OCT11	0010193805	USD	100,000,000	100,000,000	05-Oct-2011	05-Oct-2011	06-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010193864	USD	200,000,000	200,000,000	06-Oct-2011	06-Oct-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010193865	USD	150,000,000	150,000,000	06-Oct-2011	06-Oct-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010193866	USD	100,000,000	100,000,000	06-Oct-2011	06-Oct-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS011OCT11	0010193952	USD	200,000,000	200,000,000	07-Oct-2011	07-Oct-2011	11-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS011OCT11	0010193953	USD	100,000,000	100,000,000	07-Oct-2011	07-Oct-2011	11-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS011OCT11	0010193964	USD	150,000,000	150,000,000	07-Oct-2011	07-Oct-2011	11-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS012OCT11	0010194011	USD	200,000,000	200,000,000	11-Oct-2011	11-Oct-2011	12-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS012OCT11	0010194012	USD	150,000,000	150,000,000	11-Oct-2011	11-Oct-2011	12-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS012OCT11	0010194013	USD	100,000,000	100,000,000	11-Oct-2011	11-Oct-2011	12-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS015DEC11	0010194127	USD	100,000,000	100,000,000	11-Oct-2011	12-Oct-2011	15-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013DEC11	0010194128	USD	100,000,000	100,000,000	11-Oct-2011	12-Oct-2011	13-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013OCT11	0010194513	USD	200,000,000	200,000,000	12-Oct-2011	12-Oct-2011	13-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS013OCT11	0010194514	USD	150,000,000	150,000,000	12-Oct-2011	12-Oct-2011	13-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS013OCT11	0010194515	USD	100,000,000	100,000,000	12-Oct-2011	12-Oct-2011	13-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010194534	USD	250,000,000	250,000,000	12-Oct-2011	13-Oct-2011	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS003FEB12	0010194535	USD	250,000,000	250,000,000	12-Oct-2011	13-Oct-2011	03-Feb-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 2 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010194728	USD	200,000,000	200,000,000	13-Oct-2011	13-Oct-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010194729	USD	150,000,000	150,000,000	13-Oct-2011	13-Oct-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010194730	USD	100,000,000	100,000,000	13-Oct-2011	13-Oct-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS020OCT11	0010194831	USD	78,940,000	78,940,000	13-Oct-2011	13-Oct-2011	20-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010194812	USD	5,000,000	5,000,000	13-Oct-2011	14-Oct-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010195018	USD	500,000,000	500,000,000	13-Oct-2011	14-Oct-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017OCT11	0010195036	USD	300,000,000	300,000,000	14-Oct-2011	14-Oct-2011	17-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS017OCT11	0010195037	USD	100,000,000	100,000,000	14-Oct-2011	14-Oct-2011	17-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS017OCT11	0010195038	USD	150,000,000	150,000,000	14-Oct-2011	14-Oct-2011	17-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010195047	USD	450,000	450,000	14-Oct-2011	14-Oct-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021FEB12	0010195045	USD	50,000,000	50,000,000	14-Oct-2011	17-Oct-2011	21-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS020MAR12	0010195046	USD	50,000,000	50,000,000	14-Oct-2011	17-Oct-2011	20-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010195048	USD	250,000,000	250,000,000	14-Oct-2011	17-Oct-2011	05-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS002FEB12	0010195054	USD	250,000,000	250,000,000	14-Oct-2011	17-Oct-2011	02-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS018OCT11	0010195457	USD	200,000,000	200,000,000	17-Oct-2011	17-Oct-2011	18-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS018OCT11	0010195458	USD	300,000,000	300,000,000	17-Oct-2011	17-Oct-2011	18-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS018OCT11	0010195459	USD	300,000,000	300,000,000	17-Oct-2011	17-Oct-2011	18-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010195044	USD	50,000,000	50,000,000	14-Oct-2011	18-Oct-2011	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010195453	USD	250,000,000	250,000,000	17-Oct-2011	18-Oct-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS025OCT11	0010195460	USD	250,000,000	250,000,000	17-Oct-2011	18-Oct-2011	25-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010195466	USD	250,000,000	250,000,000	17-Oct-2011	18-Oct-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS019OCT11	0010195677	USD	200,000,000	200,000,000	18-Oct-2011	18-Oct-2011	19-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS019OCT11	0010195678	USD	300,000,000	300,000,000	18-Oct-2011	18-Oct-2011	19-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS019OCT11	0010195679	USD	300,000,000	300,000,000	18-Oct-2011	18-Oct-2011	19-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS013DEC11	0010195043	USD	50,000,000	50,000,000	14-Oct-2011	19-Oct-2011	13-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010195680	USD	100,000,000	100,000,000	18-Oct-2011	19-Oct-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010195681	USD	67,500,000	67,500,000	18-Oct-2011	19-Oct-2011	27-Oct-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 3 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS020OCT11	0010196004	USD	200,000,000	200,000,000	19-Oct-2011	19-Oct-2011	20-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS020OCT11	0010196005	USD	150,000,000	150,000,000	19-Oct-2011	19-Oct-2011	20-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS020OCT11	0010196006	USD	200,000,000	200,000,000	19-Oct-2011	19-Oct-2011	20-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196003	USD	100,000,000	100,000,000	19-Oct-2011	20-Oct-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021OCT11	0010196090	USD	200,000,000	200,000,000	20-Oct-2011	20-Oct-2011	21-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021OCT11	0010196093	USD	100,000,000	100,000,000	20-Oct-2011	20-Oct-2011	21-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS015NOV11	0010196094	USD	100,000,000	100,000,000	20-Oct-2011	20-Oct-2011	15-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS021OCT11	0010196095	USD	150,000,000	150,000,000	20-Oct-2011	20-Oct-2011	21-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196103	USD	51,585,000	51,585,000	20-Oct-2011	20-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196130	USD	24,000,000	24,000,000	21-Oct-2011	21-Oct-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010196131	USD	150,000,000	150,000,000	21-Oct-2011	21-Oct-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010196132	USD	200,000,000	200,000,000	21-Oct-2011	21-Oct-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010196133	USD	1,500,000	1,500,000	21-Oct-2011	21-Oct-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196136	USD	5,000,000	5,000,000	21-Oct-2011	21-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS025OCT11	0010196161	USD	200,000,000	200,000,000	24-Oct-2011	24-Oct-2011	25-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS025OCT11	0010196162	USD	150,000,000	150,000,000	24-Oct-2011	24-Oct-2011	25-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS025OCT11	0010196163	USD	150,000,000	150,000,000	24-Oct-2011	24-Oct-2011	25-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196197	USD	200,000,000	200,000,000	25-Oct-2011	25-Oct-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196198	USD	100,000,000	100,000,000	25-Oct-2011	25-Oct-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196199	USD	150,000,000	150,000,000	25-Oct-2011	25-Oct-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010196200	USD	1,000,000	1,000,000	25-Oct-2011	26-Oct-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010196280	USD	200,000,000	200,000,000	26-Oct-2011	26-Oct-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010196281	USD	150,000,000	150,000,000	26-Oct-2011	26-Oct-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010196282	USD	100,000,000	100,000,000	26-Oct-2011	26-Oct-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS005DEC11	0010196297	USD	95,000,000	95,000,000	26-Oct-2011	26-Oct-2011	05-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010196304	USD	7,000,000	7,000,000	26-Oct-2011	26-Oct-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010196305	USD	40,700,000	40,700,000	26-Oct-2011	27-Oct-2011	01-Nov-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 4 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196322	USD	150,000,000	150,000,000	27-Oct-2011	27-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196323	USD	100,000,000	100,000,000	27-Oct-2011	27-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196324	USD	200,000,000	200,000,000	27-Oct-2011	27-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010196345	USD	200,000,000	200,000,000	28-Oct-2011	28-Oct-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010196346	USD	150,000,000	150,000,000	28-Oct-2011	28-Oct-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010196347	USD	100,000,000	100,000,000	28-Oct-2011	28-Oct-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010196348	USD	10,000,000	10,000,000	28-Oct-2011	28-Oct-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010196437	USD	200,000,000	200,000,000	31-Oct-2011	31-Oct-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010196438	USD	150,000,000	150,000,000	31-Oct-2011	31-Oct-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010196439	USD	100,000,000	100,000,000	31-Oct-2011	31-Oct-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS010NOV11	0010196454	USD	100,000,000	100,000,000	31-Oct-2011	31-Oct-2011	10-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS006DEC11	0010196532	USD	800,000,000	800,000,000	31-Oct-2011	01-Nov-2011	06-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS002NOV11	0010196795	USD	50,000,000	50,000,000	01-Nov-2011	01-Nov-2011	02-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS002NOV11	0010196796	USD	150,000,000	150,000,000	01-Nov-2011	01-Nov-2011	02-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS002NOV11	0010196797	USD	200,000,000	200,000,000	01-Nov-2011	01-Nov-2011	02-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV11	0010196920	USD	50,000,000	50,000,000	02-Nov-2011	02-Nov-2011	03-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV11	0010196921	USD	200,000,000	200,000,000	02-Nov-2011	02-Nov-2011	03-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV11	0010196922	USD	150,000,000	150,000,000	02-Nov-2011	02-Nov-2011	03-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS004NOV11	0010196963	USD	200,000,000	200,000,000	03-Nov-2011	03-Nov-2011	04-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS004NOV11	0010196964	USD	150,000,000	150,000,000	03-Nov-2011	03-Nov-2011	04-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS004NOV11	0010196965	USD	50,000,000	50,000,000	03-Nov-2011	03-Nov-2011	04-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010196987	USD	200,000,000	200,000,000	04-Nov-2011	04-Nov-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010196988	USD	150,000,000	150,000,000	04-Nov-2011	04-Nov-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010196989	USD	50,000,000	50,000,000	04-Nov-2011	04-Nov-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010196992	USD	194,000,000	194,000,000	04-Nov-2011	04-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010196993	USD	100,000,000	100,000,000	04-Nov-2011	07-Nov-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS008NOV11	0010197015	USD	200,000,000	200,000,000	07-Nov-2011	07-Nov-2011	08-Nov-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 5 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS008NOV11	0010197016	USD	150,000,000	150,000,000	07-Nov-2011	07-Nov-2011	08-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS008NOV11	0010197017	USD	50,000,000	50,000,000	07-Nov-2011	07-Nov-2011	08-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010197018	USD	100,000,000	100,000,000	07-Nov-2011	08-Nov-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS029NOV11	0010197019	USD	400,000,000	400,000,000	07-Nov-2011	08-Nov-2011	29-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010197072	USD	200,000,000	200,000,000	08-Nov-2011	08-Nov-2011	09-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010197073	USD	150,000,000	150,000,000	08-Nov-2011	08-Nov-2011	09-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010197074	USD	50,000,000	50,000,000	08-Nov-2011	08-Nov-2011	09-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010197114	USD	10,000,000	10,000,000	08-Nov-2011	08-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS010NOV11	0010197259	USD	200,000,000	200,000,000	09-Nov-2011	09-Nov-2011	10-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS010NOV11	0010197260	USD	150,000,000	150,000,000	09-Nov-2011	09-Nov-2011	10-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS010NOV11	0010197261	USD	100,000,000	100,000,000	09-Nov-2011	09-Nov-2011	10-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010197288	USD	25,000,000	25,000,000	09-Nov-2011	09-Nov-2011	12-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS008DEC11	0010197113	USD	390,000,000	390,000,000	08-Nov-2011	10-Nov-2011	08-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS014NOV11	0010197889	USD	150,000,000	150,000,000	10-Nov-2011	10-Nov-2011	14-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS014NOV11	0010197890	USD	200,000,000	200,000,000	10-Nov-2011	10-Nov-2011	14-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS015NOV11	0010198125	USD	150,000,000	150,000,000	14-Nov-2011	14-Nov-2011	15-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003JAN12	0010198126	USD	50,000,000	50,000,000	14-Nov-2011	14-Nov-2011	03-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS015NOV11	0010198127	USD	200,000,000	200,000,000	14-Nov-2011	14-Nov-2011	15-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010198160	USD	3,000,000	3,000,000	14-Nov-2011	14-Nov-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010198179	USD	3,000,000	3,000,000	14-Nov-2011	14-Nov-2011	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS016NOV11	0010198281	USD	200,000,000	200,000,000	15-Nov-2011	15-Nov-2011	16-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS016NOV11	0010198283	USD	150,000,000	150,000,000	15-Nov-2011	15-Nov-2011	16-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR12	0010198342	USD	5,000,000	5,000,000	15-Nov-2011	15-Nov-2011	14-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010198282	USD	7,000,000	7,000,000	15-Nov-2011	16-Nov-2011	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010198551	USD	150,000,000	150,000,000	16-Nov-2011	16-Nov-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010198552	USD	200,000,000	200,000,000	16-Nov-2011	16-Nov-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017FEB12	0010198294	USD	10,000,000	10,000,000	15-Nov-2011	17-Nov-2011	17-Feb-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 6 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010198561	USD	50,000,000	50,000,000	16-Nov-2011	17-Nov-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010198770	USD	100,000,000	100,000,000	17-Nov-2011	17-Nov-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010198771	USD	150,000,000	150,000,000	17-Nov-2011	17-Nov-2011	18-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010198776	USD	200,000,000	200,000,000	17-Nov-2011	17-Nov-2011	18-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010198797	USD	23,490,000	23,490,000	17-Nov-2011	17-Nov-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010198982	USD	200,000,000	200,000,000	18-Nov-2011	18-Nov-2011	21-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010198983	USD	150,000,000	150,000,000	18-Nov-2011	18-Nov-2011	21-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010199041	USD	50,000,000	50,000,000	21-Nov-2011	21-Nov-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS022NOV11	0010199042	USD	150,000,000	150,000,000	21-Nov-2011	21-Nov-2011	22-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS022NOV11	0010199043	USD	200,000,000	200,000,000	21-Nov-2011	21-Nov-2011	22-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010199044	USD	200,000,000	200,000,000	21-Nov-2011	21-Nov-2011	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS027DEC11	0010199062	USD	250,000,000	250,000,000	21-Nov-2011	22-Nov-2011	27-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS022DEC11	0010199079	USD	250,000,000	250,000,000	21-Nov-2011	22-Nov-2011	22-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS028DEC11	0010199080	USD	250,000,000	250,000,000	21-Nov-2011	22-Nov-2011	28-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS023NOV11	0010199137	USD	200,000,000	200,000,000	22-Nov-2011	22-Nov-2011	23-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS023NOV11	0010199138	USD	150,000,000	150,000,000	22-Nov-2011	22-Nov-2011	23-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010199136	USD	10,460,000	10,460,000	22-Nov-2011	23-Nov-2011	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010199214	USD	50,000,000	50,000,000	23-Nov-2011	23-Nov-2011	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS028NOV11	0010199215	USD	50,000,000	50,000,000	23-Nov-2011	23-Nov-2011	28-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS028NOV11	0010199216	USD	150,000,000	150,000,000	23-Nov-2011	23-Nov-2011	28-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010199221	USD	4,720,000	4,720,000	23-Nov-2011	23-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010199222	USD	250,000,000	250,000,000	23-Nov-2011	23-Nov-2011	05-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199223	USD	5,000,000	5,000,000	23-Nov-2011	23-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS028NOV11	0010199224	USD	30,000,000	30,000,000	23-Nov-2011	23-Nov-2011	28-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS029NOV11	0010199292	USD	300,000,000	300,000,000	28-Nov-2011	28-Nov-2011	29-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS029NOV11	0010199293	USD	50,000,000	50,000,000	28-Nov-2011	28-Nov-2011	29-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS029NOV11	0010199294	USD	150,000,000	150,000,000	28-Nov-2011	28-Nov-2011	29-Nov-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 7 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS022FEB12	0010199302	USD	350,000,000	350,000,000	28-Nov-2011	29-Nov-2011	22-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS019MAR12	0010199303	USD	350,000,000	350,000,000	28-Nov-2011	29-Nov-2011	19-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS016APR12	0010199304	USD	50,000,000	50,000,000	28-Nov-2011	29-Nov-2011	16-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS018MAY12	0010199305	USD	50,000,000	50,000,000	28-Nov-2011	29-Nov-2011	18-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199322	USD	200,000,000	200,000,000	29-Nov-2011	29-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199323	USD	150,000,000	150,000,000	29-Nov-2011	29-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199324	USD	100,000,000	100,000,000	29-Nov-2011	29-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199325	USD	100,000,000	100,000,000	29-Nov-2011	29-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS028FEB12	0010199301	USD	250,000,000	250,000,000	28-Nov-2011	30-Nov-2011	28-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010199389	USD	200,000,000	200,000,000	30-Nov-2011	30-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010199390	USD	150,000,000	150,000,000	30-Nov-2011	30-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010199397	USD	50,000,000	50,000,000	30-Nov-2011	30-Nov-2011	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010199398	USD	100,000,000	100,000,000	30-Nov-2011	30-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010199411	USD	22,055,000	22,055,000	30-Nov-2011	01-Dec-2011	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS023JAN12	0010199685	USD	105,000,000	105,000,000	01-Dec-2011	01-Dec-2011	23-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010199686	USD	21,000,000	21,000,000	01-Dec-2011	01-Dec-2011	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS002DEC11	0010199688	USD	200,000,000	200,000,000	01-Dec-2011	01-Dec-2011	02-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS002DEC11	0010199689	USD	150,000,000	150,000,000	01-Dec-2011	01-Dec-2011	02-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010199690	USD	50,000,000	50,000,000	01-Dec-2011	01-Dec-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010199687	USD	100,000,000	100,000,000	01-Dec-2011	02-Dec-2011	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010199705	USD	138,000,000	138,000,000	01-Dec-2011	02-Dec-2011	12-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS027FEB12	0010199706	USD	142,000,000	142,000,000	01-Dec-2011	02-Dec-2011	27-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS005DEC11	0010199709	USD	200,000,000	200,000,000	02-Dec-2011	02-Dec-2011	05-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS005DEC11	0010199710	USD	150,000,000	150,000,000	02-Dec-2011	02-Dec-2011	05-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS027FEB12	0010199712	USD	12,300,000	12,300,000	02-Dec-2011	02-Dec-2011	27-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010199719	USD	20,000,000	20,000,000	02-Dec-2011	02-Dec-2011	05-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS004JAN12	0010199720	USD	50,000,000	50,000,000	02-Dec-2011	02-Dec-2011	04-Jan-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 8 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS006DEC11	0010199763	USD	200,000,000	200,000,000	05-Dec-2011	05-Dec-2011	06-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS006DEC11	0010199764	USD	150,000,000	150,000,000	05-Dec-2011	05-Dec-2011	06-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010199765	USD	60,000,000	60,000,000	05-Dec-2011	05-Dec-2011	05-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC11	0010199787	USD	200,000,000	200,000,000	06-Dec-2011	06-Dec-2011	07-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS007DEC11	0010199788	USD	150,000,000	150,000,000	06-Dec-2011	06-Dec-2011	07-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB12	0010199789	USD	100,000,000	100,000,000	06-Dec-2011	06-Dec-2011	07-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010199790	USD	125,000,000	125,000,000	06-Dec-2011	06-Dec-2011	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010199813	USD	25,000,000	25,000,000	06-Dec-2011	06-Dec-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS030JAN12	0010199816	USD	300,000,000	300,000,000	06-Dec-2011	06-Dec-2011	30-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010199820	USD	500,000	500,000	06-Dec-2011	06-Dec-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS007JUN12	0010199768	USD	100,000,000	100,000,000	05-Dec-2011	07-Dec-2011	07-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS008DEC11	0010199837	USD	150,000,000	150,000,000	07-Dec-2011	07-Dec-2011	08-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS008DEC11	0010199842	USD	200,000,000	200,000,000	07-Dec-2011	07-Dec-2011	08-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS009APR12	0010199878	USD	100,000,000	100,000,000	07-Dec-2011	07-Dec-2011	09-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS003JAN12	0010199912	USD	40,000,000	40,000,000	07-Dec-2011	07-Dec-2011	03-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS026JAN12	0010199817	USD	400,000,000	400,000,000	06-Dec-2011	08-Dec-2011	26-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009DEC11	0010200027	USD	200,000,000	200,000,000	08-Dec-2011	08-Dec-2011	09-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS009DEC11	0010200028	USD	150,000,000	150,000,000	08-Dec-2011	08-Dec-2011	09-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS004JUN12	0010200035	USD	46,200,000	46,200,000	08-Dec-2011	08-Dec-2011	04-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS023APR12	0010200098	USD	4,883,000	4,883,000	08-Dec-2011	08-Dec-2011	23-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS030MAY12	0010199881	USD	19,000,000	19,000,000	07-Dec-2011	09-Dec-2011	30-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS022MAR12	0010200072	USD	2,094,000	2,094,000	08-Dec-2011	09-Dec-2011	22-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS007JUN12	0010200690	USD	150,000,000	150,000,000	09-Dec-2011	09-Dec-2011	07-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010200691	USD	200,000,000	200,000,000	09-Dec-2011	09-Dec-2011	12-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010200692	USD	150,000,000	150,000,000	09-Dec-2011	09-Dec-2011	12-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS001JUN12	0010200693	USD	71,000,000	71,000,000	09-Dec-2011	09-Dec-2011	01-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS013DEC11	0010200761	USD	200,000,000	200,000,000	12-Dec-2011	12-Dec-2011	13-Dec-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 9 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS013DEC11	0010200762	USD	150,000,000	150,000,000	12-Dec-2011	12-Dec-2011	13-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010200763	USD	4,000,000	4,000,000	12-Dec-2011	12-Dec-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010200764	USD	2,200,000	2,200,000	12-Dec-2011	12-Dec-2011	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010200765	USD	50,000,000	50,000,000	12-Dec-2011	12-Dec-2011	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009MAR12	0010200766	USD	10,360,000	10,360,000	12-Dec-2011	12-Dec-2011	09-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS007JUN12	0010200767	USD	65,000,000	65,000,000	12-Dec-2011	12-Dec-2011	07-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010200769	USD	30,000,000	30,000,000	12-Dec-2011	12-Dec-2011	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010200898	USD	100,000,000	100,000,000	13-Dec-2011	13-Dec-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS014DEC11	0010200899	USD	200,000,000	200,000,000	13-Dec-2011	13-Dec-2011	14-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS014DEC11	0010200900	USD	150,000,000	150,000,000	13-Dec-2011	13-Dec-2011	14-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS016APR12	0010200933	USD	22,200,000	22,200,000	13-Dec-2011	13-Dec-2011	16-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS015DEC11	0010201244	USD	200,000,000	200,000,000	14-Dec-2011	14-Dec-2011	15-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS015DEC11	0010201245	USD	150,000,000	150,000,000	14-Dec-2011	14-Dec-2011	15-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010201248	USD	100,000,000	100,000,000	14-Dec-2011	14-Dec-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010201247	USD	100,000,000	100,000,000	14-Dec-2011	15-Dec-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010FEB12	0010201249	USD	100,000,000	100,000,000	14-Dec-2011	15-Dec-2011	10-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010201256	USD	500,000,000	500,000,000	14-Dec-2011	15-Dec-2011	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010201257	USD	350,000,000	350,000,000	14-Dec-2011	15-Dec-2011	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS016DEC11	0010201396	USD	200,000,000	200,000,000	15-Dec-2011	15-Dec-2011	16-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS016DEC11	0010201397	USD	150,000,000	150,000,000	15-Dec-2011	15-Dec-2011	16-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010201398	USD	100,000,000	100,000,000	15-Dec-2011	15-Dec-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010201438	USD	5,000,000	5,000,000	15-Dec-2011	15-Dec-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010201788	USD	200,000,000	200,000,000	16-Dec-2011	16-Dec-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS004JUN12	0010201791	USD	60,000,000	60,000,000	16-Dec-2011	16-Dec-2011	04-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010201792	USD	150,000,000	150,000,000	16-Dec-2011	16-Dec-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JUN12	0010201793	USD	65,300,000	65,300,000	16-Dec-2011	16-Dec-2011	05-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS020DEC11	0010201881	USD	200,000,000	200,000,000	19-Dec-2011	19-Dec-2011	20-Dec-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 10 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS020DEC11	0010201882	USD	150,000,000	150,000,000	19-Dec-2011	19-Dec-2011	20-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010201790	USD	60,000,000	60,000,000	16-Dec-2011	20-Dec-2011	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS016APR12	0010201868	USD	100,000,000	100,000,000	19-Dec-2011	20-Dec-2011	16-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS009MAR12	0010201930	USD	5,000,000	5,000,000	19-Dec-2011	20-Dec-2011	09-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS021DEC11	0010202001	USD	200,000,000	200,000,000	20-Dec-2011	20-Dec-2011	21-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS021DEC11	0010202002	USD	150,000,000	150,000,000	20-Dec-2011	20-Dec-2011	21-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS022DEC11	0010202043	USD	200,000,000	200,000,000	21-Dec-2011	21-Dec-2011	22-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS022DEC11	0010202053	USD	150,000,000	150,000,000	21-Dec-2011	21-Dec-2011	22-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS019APR12	0010202073	USD	200,000,000	200,000,000	21-Dec-2011	22-Dec-2011	19-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS019MAR12	0010202093	USD	45,000,000	45,000,000	22-Dec-2011	27-Dec-2011	19-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS019APR12	0010202094	USD	45,000,000	45,000,000	22-Dec-2011	27-Dec-2011	19-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS001MAY12	0010202248	USD	80,000,000	80,000,000	28-Dec-2011	28-Dec-2011	01-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS006JAN12	0010202239	USD	700,000,000	700,000,000	28-Dec-2011	29-Dec-2011	06-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010202268	USD	450,000,000	450,000,000	28-Dec-2011	29-Dec-2011	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS030MAR12	0010202301	USD	123,000,000	123,000,000	29-Dec-2011	29-Dec-2011	30-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS029JUN12	0010202306	USD	123,000,000	123,000,000	29-Dec-2011	29-Dec-2011	29-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS002APR12	0010202312	USD	70,000,000	70,000,000	29-Dec-2011	30-Dec-2011	02-Apr-2012

Total By Currency				36,457,437,000

Total				36,457,437,000

STBOZ
United States Dollar
BOND/SELL USD/IBRD/DINS/1112USD00.00A	0000011028	USD	200,000,000	200,000,000	04-Nov-2011	08-Nov-2011	02-Nov-2012
BOND/SELL USD/IBRD/DINS/0812USD00.00B	0000011034	USD	50,000,000	50,000,000	08-Nov-2011	10-Nov-2011	08-Aug-2012
BOND/SELL USD/IBRD/DINS/1112USD00.00B	0000011042	USD	200,000,000	200,000,000	14-Nov-2011	16-Nov-2011	09-Nov-2012
BOND/SELL USD/IBRD/DINS/1112USD00.00C	0000011046	USD	100,000,000	100,000,000	15-Nov-2011	17-Nov-2011	09-Nov-2012
BOND/SELL USD/IBRD/DINS/1112USD00.00D	0000011077	USD	200,000,000	200,000,000	02-Dec-2011	06-Dec-2011	30-Nov-2012
BOND/SELL USD/IBRD/DINS/1212USD00.00A	0000011108	USD	400,000,000	400,000,000	09-Dec-2011	13-Dec-2011	07-Dec-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 11 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/DINS/1012USD00.00	0000011115	USD	350,000,000	350,000,000	12-Dec-2011	14-Dec-2011	31-Oct-2012
BOND/SELL USD/IBRD/DINS/0912USD00.00	0000011117	USD	271,000,000	271,000,000	13-Dec-2011	15-Dec-2011	17-Sep-2012
BOND/SELL USD/IBRD/DINS/0912USD00.00A	0000011118	USD	100,000,000	100,000,000	13-Dec-2011	15-Dec-2011	17-Sep-2012
BOND/SELL USD/IBRD/DINS/1012USD00.00	0000011121	USD	200,000,000	200,000,000	14-Dec-2011	16-Dec-2011	31-Oct-2012
BOND/SELL USD/IBRD/DINS/0912USD00.00B	0000011124	USD	250,000,000	250,000,000	19-Dec-2011	21-Dec-2011	21-Sep-2012
BOND/SELL USD/IBRD/DINS/1212USD00.00B	0000011131	USD	229,000,000	229,000,000	21-Dec-2011	27-Dec-2011	17-Dec-2012

Total By Currency				2,550,000,000

Total				2,550,000,000

Grand Total - New Borrowings				39,007,437,000

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 12 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
DIN
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS005OCT11	0010171505	USD	(2,000,000)	(2,000,000)	08-Apr-2011	11-Apr-2011	05-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010172005	USD	(200,000,000)	(200,000,000)	12-Apr-2011	12-Apr-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS011OCT11	0010172000	USD	(200,000,000)	(200,000,000)	12-Apr-2011	14-Apr-2011	11-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010174128	USD	(70,000,000)	(70,000,000)	28-Apr-2011	28-Apr-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV11	0010174516	USD	(25,000,000)	(25,000,000)	02-May-2011	02-May-2011	03-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS021OCT11	0010174674	USD	(150,000,000)	(150,000,000)	04-May-2011	05-May-2011	21-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS015NOV11	0010176661	USD	(108,000,000)	(108,000,000)	13-May-2011	13-May-2011	15-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010178976	USD	(2,000,000)	(2,000,000)	07-Jun-2011	08-Jun-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010178982	USD	(4,000,000)	(4,000,000)	07-Jun-2011	08-Jun-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS007DEC11	0010178983	USD	(4,000,000)	(4,000,000)	07-Jun-2011	08-Jun-2011	07-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS012OCT11	0010180690	USD	(3,000,000)	(3,000,000)	13-Jun-2011	14-Jun-2011	12-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS010NOV11	0010180691	USD	(3,000,000)	(3,000,000)	13-Jun-2011	14-Jun-2011	10-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009DEC11	0010180692	USD	(3,000,000)	(3,000,000)	13-Jun-2011	14-Jun-2011	09-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010183100	USD	(250,000,000)	(250,000,000)	05-Jul-2011	05-Jul-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010183101	USD	(100,000,000)	(100,000,000)	05-Jul-2011	06-Jul-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV11	0010183181	USD	(30,000,000)	(30,000,000)	06-Jul-2011	07-Jul-2011	03-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS014DEC11	0010183976	USD	(25,000,000)	(25,000,000)	13-Jul-2011	13-Jul-2011	14-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010184185	USD	(250,000,000)	(250,000,000)	14-Jul-2011	15-Jul-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010184567	USD	(53,000,000)	(53,000,000)	15-Jul-2011	15-Jul-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010184587	USD	(250,000,000)	(250,000,000)	15-Jul-2011	15-Jul-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010184588	USD	(250,000,000)	(250,000,000)	15-Jul-2011	18-Jul-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010184690	USD	(20,000,000)	(20,000,000)	15-Jul-2011	18-Jul-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010185176	USD	(114,000,000)	(114,000,000)	19-Jul-2011	19-Jul-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010185177	USD	(200,000,000)	(200,000,000)	19-Jul-2011	19-Jul-2011	21-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010185237	USD	(9,000,000)	(9,000,000)	20-Jul-2011	21-Jul-2011	17-Nov-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 13 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010185261	USD	(200,000,000)	(200,000,000)	20-Jul-2011	21-Jul-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010185404	USD	(250,000,000)	(250,000,000)	21-Jul-2011	22-Jul-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010185426	USD	(19,200,000)	(19,200,000)	22-Jul-2011	22-Jul-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010185478	USD	(50,000,000)	(50,000,000)	26-Jul-2011	26-Jul-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010185479	USD	(100,000,000)	(100,000,000)	26-Jul-2011	26-Jul-2011	09-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS008NOV11	0010185480	USD	(80,000,000)	(80,000,000)	26-Jul-2011	26-Jul-2011	08-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010185485	USD	(75,600,000)	(75,600,000)	26-Jul-2011	26-Jul-2011	09-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010185487	USD	(5,000,000)	(5,000,000)	26-Jul-2011	26-Jul-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010186010	USD	(1,000,000)	(1,000,000)	02-Aug-2011	03-Aug-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010186023	USD	(50,000,000)	(50,000,000)	03-Aug-2011	03-Aug-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010186291	USD	(40,000,000)	(40,000,000)	08-Aug-2011	09-Aug-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010187091	USD	(50,000,000)	(50,000,000)	11-Aug-2011	11-Aug-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010188092	USD	(25,000,000)	(25,000,000)	17-Aug-2011	17-Aug-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010188256	USD	(2,500,000)	(2,500,000)	19-Aug-2011	22-Aug-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010188542	USD	(50,000,000)	(50,000,000)	24-Aug-2011	25-Aug-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010191123	USD	(200,000)	(200,000)	14-Sep-2011	14-Sep-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010191129	USD	(22,500,000)	(22,500,000)	14-Sep-2011	14-Sep-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010191144	USD	(400,000,000)	(400,000,000)	14-Sep-2011	14-Sep-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010191412	USD	(100,000,000)	(100,000,000)	15-Sep-2011	16-Sep-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010192926	USD	(1,264,000)	(1,264,000)	27-Sep-2011	27-Sep-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS016NOV11	0010192927	USD	(50,000,000)	(50,000,000)	27-Sep-2011	27-Sep-2011	16-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017OCT11	0010192928	USD	(200,000,000)	(200,000,000)	27-Sep-2011	27-Sep-2011	17-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010193023	USD	(53,170,000)	(53,170,000)	28-Sep-2011	28-Sep-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010193041	USD	(7,600,000)	(7,600,000)	28-Sep-2011	28-Sep-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010192967	USD	(150,000,000)	(150,000,000)	27-Sep-2011	29-Sep-2011	18-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010193022	USD	(50,000,000)	(50,000,000)	28-Sep-2011	29-Sep-2011	18-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS030DEC11	0010193042	USD	(25,000,000)	(25,000,000)	28-Sep-2011	29-Sep-2011	30-Dec-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 14 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010193064	USD	(60,000,000)	(60,000,000)	29-Sep-2011	29-Sep-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010193065	USD	(250,000,000)	(250,000,000)	29-Sep-2011	29-Sep-2011	18-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010193066	USD	(38,030,000)	(38,030,000)	29-Sep-2011	29-Sep-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010193082	USD	(100,000,000)	(100,000,000)	29-Sep-2011	29-Sep-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010193057	USD	(500,000,000)	(500,000,000)	29-Sep-2011	30-Sep-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010193062	USD	(100,000,000)	(100,000,000)	29-Sep-2011	30-Sep-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013OCT11	0010193075	USD	(50,000,000)	(50,000,000)	29-Sep-2011	30-Sep-2011	13-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010193085	USD	(300,000,000)	(300,000,000)	29-Sep-2011	30-Sep-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010193211	USD	(100,000,000)	(100,000,000)	30-Sep-2011	30-Sep-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010193212	USD	(150,000,000)	(150,000,000)	30-Sep-2011	30-Sep-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010193214	USD	(150,000,000)	(150,000,000)	30-Sep-2011	30-Sep-2011	21-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010193215	USD	(200,000,000)	(200,000,000)	30-Sep-2011	30-Sep-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010193063	USD	(50,000,000)	(50,000,000)	29-Sep-2011	03-Oct-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010193275	USD	(150,000,000)	(150,000,000)	30-Sep-2011	03-Oct-2011	12-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010193276	USD	(300,000,000)	(300,000,000)	30-Sep-2011	03-Oct-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS029DEC11	0010193291	USD	(100,000,000)	(100,000,000)	30-Sep-2011	03-Oct-2011	29-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS004OCT11	0010193631	USD	(200,000,000)	(200,000,000)	03-Oct-2011	03-Oct-2011	04-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS004OCT11	0010193632	USD	(80,000,000)	(80,000,000)	03-Oct-2011	03-Oct-2011	04-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS004OCT11	0010193633	USD	(150,000,000)	(150,000,000)	03-Oct-2011	03-Oct-2011	04-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010193282	USD	(300,000,000)	(300,000,000)	30-Sep-2011	04-Oct-2011	21-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS005OCT11	0010193737	USD	(100,000,000)	(100,000,000)	04-Oct-2011	04-Oct-2011	05-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS005OCT11	0010193738	USD	(200,000,000)	(200,000,000)	04-Oct-2011	04-Oct-2011	05-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS005OCT11	0010193739	USD	(150,000,000)	(150,000,000)	04-Oct-2011	04-Oct-2011	05-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS006OCT11	0010193802	USD	(200,000,000)	(200,000,000)	05-Oct-2011	05-Oct-2011	06-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS006OCT11	0010193804	USD	(150,000,000)	(150,000,000)	05-Oct-2011	05-Oct-2011	06-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS006OCT11	0010193805	USD	(100,000,000)	(100,000,000)	05-Oct-2011	05-Oct-2011	06-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010193864	USD	(200,000,000)	(200,000,000)	06-Oct-2011	06-Oct-2011	07-Oct-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 15 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010193865	USD	(150,000,000)	(150,000,000)	06-Oct-2011	06-Oct-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010193866	USD	(100,000,000)	(100,000,000)	06-Oct-2011	06-Oct-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS011OCT11	0010193952	USD	(200,000,000)	(200,000,000)	07-Oct-2011	07-Oct-2011	11-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS011OCT11	0010193953	USD	(100,000,000)	(100,000,000)	07-Oct-2011	07-Oct-2011	11-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS011OCT11	0010193964	USD	(150,000,000)	(150,000,000)	07-Oct-2011	07-Oct-2011	11-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS012OCT11	0010194011	USD	(200,000,000)	(200,000,000)	11-Oct-2011	11-Oct-2011	12-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS012OCT11	0010194012	USD	(150,000,000)	(150,000,000)	11-Oct-2011	11-Oct-2011	12-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS012OCT11	0010194013	USD	(100,000,000)	(100,000,000)	11-Oct-2011	11-Oct-2011	12-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS015DEC11	0010194127	USD	(100,000,000)	(100,000,000)	11-Oct-2011	12-Oct-2011	15-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013DEC11	0010194128	USD	(100,000,000)	(100,000,000)	11-Oct-2011	12-Oct-2011	13-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013OCT11	0010194513	USD	(200,000,000)	(200,000,000)	12-Oct-2011	12-Oct-2011	13-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS013OCT11	0010194514	USD	(150,000,000)	(150,000,000)	12-Oct-2011	12-Oct-2011	13-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS013OCT11	0010194515	USD	(100,000,000)	(100,000,000)	12-Oct-2011	12-Oct-2011	13-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010194728	USD	(200,000,000)	(200,000,000)	13-Oct-2011	13-Oct-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010194729	USD	(150,000,000)	(150,000,000)	13-Oct-2011	13-Oct-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010194730	USD	(100,000,000)	(100,000,000)	13-Oct-2011	13-Oct-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS020OCT11	0010194831	USD	(78,940,000)	(78,940,000)	13-Oct-2011	13-Oct-2011	20-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010195018	USD	(500,000,000)	(500,000,000)	13-Oct-2011	14-Oct-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017OCT11	0010195036	USD	(300,000,000)	(300,000,000)	14-Oct-2011	14-Oct-2011	17-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS017OCT11	0010195037	USD	(100,000,000)	(100,000,000)	14-Oct-2011	14-Oct-2011	17-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS017OCT11	0010195038	USD	(150,000,000)	(150,000,000)	14-Oct-2011	14-Oct-2011	17-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010195047	USD	(450,000)	(450,000)	14-Oct-2011	14-Oct-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS018OCT11	0010195457	USD	(200,000,000)	(200,000,000)	17-Oct-2011	17-Oct-2011	18-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS018OCT11	0010195458	USD	(300,000,000)	(300,000,000)	17-Oct-2011	17-Oct-2011	18-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS018OCT11	0010195459	USD	(300,000,000)	(300,000,000)	17-Oct-2011	17-Oct-2011	18-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010195453	USD	(250,000,000)	(250,000,000)	17-Oct-2011	18-Oct-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS025OCT11	0010195460	USD	(250,000,000)	(250,000,000)	17-Oct-2011	18-Oct-2011	25-Oct-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 16 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010195466	USD	(250,000,000)	(250,000,000)	17-Oct-2011	18-Oct-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS019OCT11	0010195677	USD	(200,000,000)	(200,000,000)	18-Oct-2011	18-Oct-2011	19-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS019OCT11	0010195678	USD	(300,000,000)	(300,000,000)	18-Oct-2011	18-Oct-2011	19-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS019OCT11	0010195679	USD	(300,000,000)	(300,000,000)	18-Oct-2011	18-Oct-2011	19-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS013DEC11	0010195043	USD	(50,000,000)	(50,000,000)	14-Oct-2011	19-Oct-2011	13-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010195680	USD	(100,000,000)	(100,000,000)	18-Oct-2011	19-Oct-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010195681	USD	(67,500,000)	(67,500,000)	18-Oct-2011	19-Oct-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS020OCT11	0010196004	USD	(200,000,000)	(200,000,000)	19-Oct-2011	19-Oct-2011	20-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS020OCT11	0010196005	USD	(150,000,000)	(150,000,000)	19-Oct-2011	19-Oct-2011	20-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS020OCT11	0010196006	USD	(200,000,000)	(200,000,000)	19-Oct-2011	19-Oct-2011	20-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196003	USD	(100,000,000)	(100,000,000)	19-Oct-2011	20-Oct-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021OCT11	0010196090	USD	(200,000,000)	(200,000,000)	20-Oct-2011	20-Oct-2011	21-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021OCT11	0010196093	USD	(100,000,000)	(100,000,000)	20-Oct-2011	20-Oct-2011	21-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS015NOV11	0010196094	USD	(100,000,000)	(100,000,000)	20-Oct-2011	20-Oct-2011	15-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS021OCT11	0010196095	USD	(150,000,000)	(150,000,000)	20-Oct-2011	20-Oct-2011	21-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196103	USD	(51,585,000)	(51,585,000)	20-Oct-2011	20-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196130	USD	(24,000,000)	(24,000,000)	21-Oct-2011	21-Oct-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010196131	USD	(150,000,000)	(150,000,000)	21-Oct-2011	21-Oct-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010196132	USD	(200,000,000)	(200,000,000)	21-Oct-2011	21-Oct-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010196133	USD	(1,500,000)	(1,500,000)	21-Oct-2011	21-Oct-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196136	USD	(5,000,000)	(5,000,000)	21-Oct-2011	21-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS025OCT11	0010196161	USD	(200,000,000)	(200,000,000)	24-Oct-2011	24-Oct-2011	25-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS025OCT11	0010196162	USD	(150,000,000)	(150,000,000)	24-Oct-2011	24-Oct-2011	25-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS025OCT11	0010196163	USD	(150,000,000)	(150,000,000)	24-Oct-2011	24-Oct-2011	25-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196197	USD	(200,000,000)	(200,000,000)	25-Oct-2011	25-Oct-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196198	USD	(100,000,000)	(100,000,000)	25-Oct-2011	25-Oct-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010196199	USD	(150,000,000)	(150,000,000)	25-Oct-2011	25-Oct-2011	26-Oct-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 17 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010196200	USD	(1,000,000)	(1,000,000)	25-Oct-2011	26-Oct-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010196280	USD	(200,000,000)	(200,000,000)	26-Oct-2011	26-Oct-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010196281	USD	(150,000,000)	(150,000,000)	26-Oct-2011	26-Oct-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010196282	USD	(100,000,000)	(100,000,000)	26-Oct-2011	26-Oct-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS005DEC11	0010196297	USD	(95,000,000)	(95,000,000)	26-Oct-2011	26-Oct-2011	05-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010196305	USD	(40,700,000)	(40,700,000)	26-Oct-2011	27-Oct-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196322	USD	(150,000,000)	(150,000,000)	27-Oct-2011	27-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196323	USD	(100,000,000)	(100,000,000)	27-Oct-2011	27-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS028OCT11	0010196324	USD	(200,000,000)	(200,000,000)	27-Oct-2011	27-Oct-2011	28-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010196345	USD	(200,000,000)	(200,000,000)	28-Oct-2011	28-Oct-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010196346	USD	(150,000,000)	(150,000,000)	28-Oct-2011	28-Oct-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010196347	USD	(100,000,000)	(100,000,000)	28-Oct-2011	28-Oct-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010196348	USD	(10,000,000)	(10,000,000)	28-Oct-2011	28-Oct-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010196437	USD	(200,000,000)	(200,000,000)	31-Oct-2011	31-Oct-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010196438	USD	(150,000,000)	(150,000,000)	31-Oct-2011	31-Oct-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010196439	USD	(100,000,000)	(100,000,000)	31-Oct-2011	31-Oct-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS010NOV11	0010196454	USD	(100,000,000)	(100,000,000)	31-Oct-2011	31-Oct-2011	10-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS006DEC11	0010196532	USD	(800,000,000)	(800,000,000)	31-Oct-2011	01-Nov-2011	06-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS002NOV11	0010196795	USD	(50,000,000)	(50,000,000)	01-Nov-2011	01-Nov-2011	02-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS002NOV11	0010196796	USD	(150,000,000)	(150,000,000)	01-Nov-2011	01-Nov-2011	02-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS002NOV11	0010196797	USD	(200,000,000)	(200,000,000)	01-Nov-2011	01-Nov-2011	02-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV11	0010196920	USD	(50,000,000)	(50,000,000)	02-Nov-2011	02-Nov-2011	03-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV11	0010196921	USD	(200,000,000)	(200,000,000)	02-Nov-2011	02-Nov-2011	03-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV11	0010196922	USD	(150,000,000)	(150,000,000)	02-Nov-2011	02-Nov-2011	03-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS004NOV11	0010196963	USD	(200,000,000)	(200,000,000)	03-Nov-2011	03-Nov-2011	04-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS004NOV11	0010196964	USD	(150,000,000)	(150,000,000)	03-Nov-2011	03-Nov-2011	04-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS004NOV11	0010196965	USD	(50,000,000)	(50,000,000)	03-Nov-2011	03-Nov-2011	04-Nov-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 18 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010196987	USD	(200,000,000)	(200,000,000)	04-Nov-2011	04-Nov-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010196988	USD	(150,000,000)	(150,000,000)	04-Nov-2011	04-Nov-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010196989	USD	(50,000,000)	(50,000,000)	04-Nov-2011	04-Nov-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010196992	USD	(194,000,000)	(194,000,000)	04-Nov-2011	04-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS008NOV11	0010197015	USD	(200,000,000)	(200,000,000)	07-Nov-2011	07-Nov-2011	08-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS008NOV11	0010197016	USD	(150,000,000)	(150,000,000)	07-Nov-2011	07-Nov-2011	08-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS008NOV11	0010197017	USD	(50,000,000)	(50,000,000)	07-Nov-2011	07-Nov-2011	08-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS029NOV11	0010197019	USD	(400,000,000)	(400,000,000)	07-Nov-2011	08-Nov-2011	29-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010197072	USD	(200,000,000)	(200,000,000)	08-Nov-2011	08-Nov-2011	09-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010197073	USD	(150,000,000)	(150,000,000)	08-Nov-2011	08-Nov-2011	09-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010197074	USD	(50,000,000)	(50,000,000)	08-Nov-2011	08-Nov-2011	09-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010197114	USD	(10,000,000)	(10,000,000)	08-Nov-2011	08-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS010NOV11	0010197259	USD	(200,000,000)	(200,000,000)	09-Nov-2011	09-Nov-2011	10-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS010NOV11	0010197260	USD	(150,000,000)	(150,000,000)	09-Nov-2011	09-Nov-2011	10-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS010NOV11	0010197261	USD	(100,000,000)	(100,000,000)	09-Nov-2011	09-Nov-2011	10-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010197288	USD	(25,000,000)	(25,000,000)	09-Nov-2011	09-Nov-2011	12-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS008DEC11	0010197113	USD	(390,000,000)	(390,000,000)	08-Nov-2011	10-Nov-2011	08-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS014NOV11	0010197889	USD	(150,000,000)	(150,000,000)	10-Nov-2011	10-Nov-2011	14-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS014NOV11	0010197890	USD	(200,000,000)	(200,000,000)	10-Nov-2011	10-Nov-2011	14-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS015NOV11	0010198125	USD	(150,000,000)	(150,000,000)	14-Nov-2011	14-Nov-2011	15-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS015NOV11	0010198127	USD	(200,000,000)	(200,000,000)	14-Nov-2011	14-Nov-2011	15-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS016NOV11	0010198281	USD	(200,000,000)	(200,000,000)	15-Nov-2011	15-Nov-2011	16-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS016NOV11	0010198283	USD	(150,000,000)	(150,000,000)	15-Nov-2011	15-Nov-2011	16-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010198551	USD	(150,000,000)	(150,000,000)	16-Nov-2011	16-Nov-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010198552	USD	(200,000,000)	(200,000,000)	16-Nov-2011	16-Nov-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010198771	USD	(150,000,000)	(150,000,000)	17-Nov-2011	17-Nov-2011	18-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010198776	USD	(200,000,000)	(200,000,000)	17-Nov-2011	17-Nov-2011	18-Nov-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 19 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010198982	USD	(200,000,000)	(200,000,000)	18-Nov-2011	18-Nov-2011	21-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010198983	USD	(150,000,000)	(150,000,000)	18-Nov-2011	18-Nov-2011	21-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS022NOV11	0010199042	USD	(150,000,000)	(150,000,000)	21-Nov-2011	21-Nov-2011	22-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS022NOV11	0010199043	USD	(200,000,000)	(200,000,000)	21-Nov-2011	21-Nov-2011	22-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS027DEC11	0010199062	USD	(250,000,000)	(250,000,000)	21-Nov-2011	22-Nov-2011	27-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS022DEC11	0010199079	USD	(250,000,000)	(250,000,000)	21-Nov-2011	22-Nov-2011	22-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS028DEC11	0010199080	USD	(250,000,000)	(250,000,000)	21-Nov-2011	22-Nov-2011	28-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS023NOV11	0010199137	USD	(200,000,000)	(200,000,000)	22-Nov-2011	22-Nov-2011	23-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS023NOV11	0010199138	USD	(150,000,000)	(150,000,000)	22-Nov-2011	22-Nov-2011	23-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS028NOV11	0010199215	USD	(50,000,000)	(50,000,000)	23-Nov-2011	23-Nov-2011	28-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS028NOV11	0010199216	USD	(150,000,000)	(150,000,000)	23-Nov-2011	23-Nov-2011	28-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010199221	USD	(4,720,000)	(4,720,000)	23-Nov-2011	23-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199223	USD	(5,000,000)	(5,000,000)	23-Nov-2011	23-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS028NOV11	0010199224	USD	(30,000,000)	(30,000,000)	23-Nov-2011	23-Nov-2011	28-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS029NOV11	0010199292	USD	(300,000,000)	(300,000,000)	28-Nov-2011	28-Nov-2011	29-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS029NOV11	0010199293	USD	(50,000,000)	(50,000,000)	28-Nov-2011	28-Nov-2011	29-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS029NOV11	0010199294	USD	(150,000,000)	(150,000,000)	28-Nov-2011	28-Nov-2011	29-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199322	USD	(200,000,000)	(200,000,000)	29-Nov-2011	29-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199323	USD	(150,000,000)	(150,000,000)	29-Nov-2011	29-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199324	USD	(100,000,000)	(100,000,000)	29-Nov-2011	29-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS030NOV11	0010199325	USD	(100,000,000)	(100,000,000)	29-Nov-2011	29-Nov-2011	30-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010199389	USD	(200,000,000)	(200,000,000)	30-Nov-2011	30-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010199390	USD	(150,000,000)	(150,000,000)	30-Nov-2011	30-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010199398	USD	(100,000,000)	(100,000,000)	30-Nov-2011	30-Nov-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS002DEC11	0010199688	USD	(200,000,000)	(200,000,000)	01-Dec-2011	01-Dec-2011	02-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS002DEC11	0010199689	USD	(150,000,000)	(150,000,000)	01-Dec-2011	01-Dec-2011	02-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010199705	USD	(138,000,000)	(138,000,000)	01-Dec-2011	02-Dec-2011	12-Dec-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 20 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS005DEC11	0010199709	USD	(200,000,000)	(200,000,000)	02-Dec-2011	02-Dec-2011	05-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS005DEC11	0010199710	USD	(150,000,000)	(150,000,000)	02-Dec-2011	02-Dec-2011	05-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS006DEC11	0010199763	USD	(200,000,000)	(200,000,000)	05-Dec-2011	05-Dec-2011	06-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS006DEC11	0010199764	USD	(150,000,000)	(150,000,000)	05-Dec-2011	05-Dec-2011	06-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS007DEC11	0010199787	USD	(200,000,000)	(200,000,000)	06-Dec-2011	06-Dec-2011	07-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS007DEC11	0010199788	USD	(150,000,000)	(150,000,000)	06-Dec-2011	06-Dec-2011	07-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS008DEC11	0010199837	USD	(150,000,000)	(150,000,000)	07-Dec-2011	07-Dec-2011	08-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS008DEC11	0010199842	USD	(200,000,000)	(200,000,000)	07-Dec-2011	07-Dec-2011	08-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS009DEC11	0010200027	USD	(200,000,000)	(200,000,000)	08-Dec-2011	08-Dec-2011	09-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS009DEC11	0010200028	USD	(150,000,000)	(150,000,000)	08-Dec-2011	08-Dec-2011	09-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010200691	USD	(200,000,000)	(200,000,000)	09-Dec-2011	09-Dec-2011	12-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010200692	USD	(150,000,000)	(150,000,000)	09-Dec-2011	09-Dec-2011	12-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013DEC11	0010200761	USD	(200,000,000)	(200,000,000)	12-Dec-2011	12-Dec-2011	13-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013DEC11	0010200762	USD	(150,000,000)	(150,000,000)	12-Dec-2011	12-Dec-2011	13-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS014DEC11	0010200899	USD	(200,000,000)	(200,000,000)	13-Dec-2011	13-Dec-2011	14-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS014DEC11	0010200900	USD	(150,000,000)	(150,000,000)	13-Dec-2011	13-Dec-2011	14-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS015DEC11	0010201244	USD	(200,000,000)	(200,000,000)	14-Dec-2011	14-Dec-2011	15-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS015DEC11	0010201245	USD	(150,000,000)	(150,000,000)	14-Dec-2011	14-Dec-2011	15-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS016DEC11	0010201396	USD	(200,000,000)	(200,000,000)	15-Dec-2011	15-Dec-2011	16-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS016DEC11	0010201397	USD	(150,000,000)	(150,000,000)	15-Dec-2011	15-Dec-2011	16-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010201788	USD	(200,000,000)	(200,000,000)	16-Dec-2011	16-Dec-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010201792	USD	(150,000,000)	(150,000,000)	16-Dec-2011	16-Dec-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS020DEC11	0010201881	USD	(200,000,000)	(200,000,000)	19-Dec-2011	19-Dec-2011	20-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS020DEC11	0010201882	USD	(150,000,000)	(150,000,000)	19-Dec-2011	19-Dec-2011	20-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS021DEC11	0010202001	USD	(200,000,000)	(200,000,000)	20-Dec-2011	20-Dec-2011	21-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS021DEC11	0010202002	USD	(150,000,000)	(150,000,000)	20-Dec-2011	20-Dec-2011	21-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS022DEC11	0010202043	USD	(200,000,000)	(200,000,000)	21-Dec-2011	21-Dec-2011	22-Dec-2011

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

October 01, 2011 through December 31, 2011

Page 21 / 21

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS022DEC11	0010202053	USD	(150,000,000)	(150,000,000)	21-Dec-2011	21-Dec-2011	22-Dec-2011

Total By Currency				(34,733,459,000)

Total				(34,733,459,000)

STBOC
Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1111NGN07.25	0000010439	NGN	(3,186,000,000)	(20,012,572)	08-Nov-2010	22-Nov-2010	22-Nov-2011

Total By Currency				(20,012,572)

Total				(20,012,572)

Grand Total - Maturing Borrowings				(34,753,471,572)